UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark one)

X	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: December 31, 2021

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from ____ to ____

Commission file number: 1-4850

    A. Full title of plan and the address of the plan, if different from that of the issuer named below:
DXC Technology Matched Asset Plan

    B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

DXC Technology Company
20408 Bashan Drive, Suite 231
Ashburn, Virginia 20147

NOTE: All other schedules required by Section 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DXC Technology Employee Benefits Fiduciary Committee and Participants of
DXC Technology Matched Asset Plan
Ashburn, Virginia

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for plan benefits of DXC Technology Matched Asset Plan (the “Plan”) as of December 31, 2021 and 2020, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 2021, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 2021 and 2020, and the changes in net assets available for plan benefits for the year ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Schedules

The supplemental schedules listed in the Table of Contents have been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedules are the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Deloitte & Touche LLP

McLean, Virginia
June 17, 2022

We have served as the auditor of the Plan since 2019.

DXC TECHNOLOGY MATCHED ASSET PLAN

Statements of Net Assets Available for Plan Benefits

	As of
	December 31, 2021	December 31, 2020
Assets:
Participant-directed investments - at fair value	$2,904,453,236	$2,807,783,421

Receivables:
Employer contribution receivable	25,710,393	28,184,196
Notes receivable from participants	18,644,843	20,518,012
Accrued investment income	530,374	668,371
Unsettled trade receivables	789,421	2,844,529
Total receivables	45,675,031	52,215,108
Total assets	2,950,128,267	2,859,998,529

Liabilities:
Accrued expenses	1,286,295	1,652,509
Unsettled trade payables	1,052,852	5,637,780
Total liabilities	2,339,147	7,290,289
Net assets available for plan benefits	$2,947,789,120	$2,852,708,240

The accompanying notes are an integral part of these financial statements.

DXC TECHNOLOGY MATCHED ASSET PLAN

Statement of Changes in Net Assets Available for Plan Benefits

Year Ended
December 31, 2021
Investment Income:
Net appreciation in fair value of investments	$310,098,507
Dividends	8,355,033
Interest	4,092,250
Total investment income	322,545,790

Additions:
Participant contributions	99,675,799
Employer contributions	26,435,548
Rollover contributions	12,785,989
Total additions	138,897,336

Deductions:
Distributions to participants	364,294,474
Administrative expenses	2,067,772
Total deductions	366,362,246
Increase in net assets	95,080,880

Net assets available for benefits:
Beginning of year	2,852,708,240
End of year	$2,947,789,120

The accompanying notes are an integral part of these financial statements.

DXC TECHNOLOGY MATCHED ASSET PLAN

Notes to Financial Statements

Note 1 - Description of the Plan

The following brief description of the DXC Technology Matched Asset Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information. DXC Technology Company ("DXC"), its subsidiaries, and those joint ventures and partnerships over which DXC exercises control and that participate in the Plan are hereafter collectively referred to as "DXC" or the "Company." The joint ventures and partnerships participating in the Plan are hereafter referred to as a “Participating Employer”.
The Plan is a qualified defined contribution plan under the Internal Revenue Code, as amended (the "Code"), Section 401(a). Effective as of January 1, 1987, with respect to the portion thereof that qualifies as a qualified cash or deferred arrangement, is intended to satisfy the requirements of Code Section 401(k). It is also subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA").
The Company established the DXC Employee Benefits Fiduciary Committee (the "Committee"), which generally consists of five members appointed by the Compensation Committee of the Board of Directors of the Company who serve without additional compensation and are reimbursed by the Company for all reasonable expenses incurred in the discharge of their duties as members of the Committee to the extent such expenses are not paid by the Plan. The Committee serves as the named fiduciary and administrator of the Plan and has the power to interpret, construe and administer the Plan, and to decide any dispute which may arise under the Plan.
On October 1, 2020, the Company completed the sale of its U.S. State and Local Health and Human Services business to Veritas Capital. As a result, affected participants were terminated and became fully vested in their account balances. Upon termination of employment, affected participants had the option to leave their account balances if the account balance was $5,000 or more.
On April 1, 2021, the Company sold its healthcare provider software business to Dedalus Group. As a result, affected participants were no longer eligible to actively participate in the Plan and had the option to leave their account balances if the account balance was $5,000 or more.

On April 2, 2021, sale of DXC’s Fixnetix to Options Technology was completed. As a result, affected participants were terminated and had the option to leave their account balances if the account balance was $5,000 or more.

Plan Termination - Although it has not expressed any intent to do so, the Company reserves the right, under the Plan, to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, the participants' rights to the Company's contributions fully vest immediately.
Eligibility and Participation - Any eligible employee (as defined in the Plan) who has satisfied the Plan's age requirement, and is employed by a Participating Employer, and who receives a stated compensation in respect of employment on the U.S. payroll of the Company, is eligible to become a participant, with the exception of a person who is represented by a collective bargaining unit and whose benefits have been the subject of good faith bargaining under a contract that does not specify that such person is eligible to participate in the Plan. In addition, the Company may decide to exempt all employees of any division, unit, facility or class from coverage under the Plan. Any person who leaves the Company and, at a later time becomes re-employed, must reapply to participate in the Plan, provided he or she otherwise meets the eligibility requirements.

Employee and Company Contributions - An eligible employee who elects to become a participant may authorize any whole percentage (at least 1% but not more than 50%, subject to certain additional limitations for highly compensated employees) of their compensation (as defined in the Plan) to be deferred and contributed to the trust fund on a pre-tax or Roth basis on his or her behalf, subject to certain Code limitations. Any compensation deferral in excess of applicable Code limitations, together with income allocable to that excess, will be returned to a participant. Any matching Company contribution attributable to any excess contribution, and income allocable thereto, will be forfeited and returned to the Company via the forfeiture account or applied to reduce future matching Company contributions or Plan administrative expenses. The Plan permits participants age 50 and over to make additional "catch-up" contributions in excess of the statutory limit up to an additional $6,500 on a pre-tax or Roth basis in 2021.
The Plan includes an auto-enrollment provision whereby all newly eligible employees are automatically enrolled in the Plan unless they affirmatively elect not to participate in the Plan. Automatically enrolled participants have their deferral rate set at 3% of eligible compensation and their contributions invested in a designated balanced fund until changed by the participant. Contributions for those automatically enrolled in the Plan increase by one percent each year up to a maximum percentage specified by the Company.
A participant is not permitted to make voluntary after-tax contributions to the Plan unless the participant is part of a collective bargaining unit for which after-tax contributions have been negotiated.
The Company will contribute an amount equal to 50% of the first 6% of the participant's compensation deferral, except for certain groups of employees for whom, under the terms of their contract agreements, the Company will contribute different amounts.
Company match earned for all participants that are in the standard match is posted to participant accounts in January of the following year. In order to receive this match, participants must remain employed through the end of the year or terminate due to retirement or death. Retired or deceased employees receive their contribution as soon as administratively feasible. The few select participants that receive a match during the year include collectively bargained employees, Swiss Re and service contract employees. Participants should refer to the Plan document for more information about the aforementioned groups. Participants whose employment with a Participating Employer ceases on the last business day of the calendar year as a result of a workforce reduction shall be considered to have been employed with a Participating Employer on December 31 of the Plan Year and shall remain eligible to receive a matching contribution.
Additional profit-sharing amounts may be contributed at the discretion of the Company’s board of directors. During the year-ended December 31, 2021, there were no discretionary contributions made to the Plan.

Participant Accounts - Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution, the Company's matching and discretionary contributions and allocations of Plan investment returns, net of an allocation of investment management fees, and is reduced by any distributions. Allocations are based on participant earnings or account balances, as defined by the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.
Investments - Participants direct the investment of their contributions and account balance into various investment options offered by the Plan.

Vesting of Participants' Interests/Forfeitures - Participants are fully vested immediately in their contributions plus actual earnings thereon.

The majority of participants have a vested interest in his or her Matching Contributions Account of 100% after achieving one full year of service. A Participating Employer may make annual discretionary employer contributions to accounts of certain participants, in cash, for such employer's fiscal year. For a few selected groups of participants, vesting in his or her Matching Contributions Account, is equal to twenty-five percent (25%) after completing two full years of service and increasing by twenty-five percent (25%) for each additional full year of service. Vesting accelerates to 100% in the event of reaching age 65 while employed by the Company, upon severance by reason of death or total and permanent disability.
Any nonvested portion of the Matching Contributions Account will be forfeited at the earlier of five one-year consecutive Breaks in Service, or upon withdrawal from the Plan. Such forfeitures during 2021 amounted to $159,045. Forfeitures may be applied to reduce future matching contributions by the Company, pay Plan administrative expenses and restore amounts previously forfeited by terminated employees. The Plan had a forfeiture balance of $159,045 at December 31, 2021 and $513,804 at December 31, 2020. In 2021, employer contributions attributable to the year ended December 31, 2020 were reduced by $513,804. During 2021, employer contributions were reduced by $159,045 from forfeited nonvested accounts to fund contributions in 2022 related to plan year 2021.
Distributable Amounts, Withdrawals and Refunds - With a few exceptions applicable to a few selected groups, a participant may become entitled to his or her distributable benefit by reason of retirement, death, total and permanent disability, voluntary termination of employment, dismissal, or attainment of age fifty-nine and one-half (59-1/2). The rules of payment of a participant's distributable benefit depend upon the age of, and number of years of service completed by, the participant and the type of severance.
While still an employee, a participant may take a withdrawal of his or her compensation deferral contributions provided a fully completed application is submitted. The request for withdrawal will be approved if it is deemed that an adequate financial hardship and resulting need for such an amount has been demonstrated by the participant.
Administrative Expenses - Certain administrative expenses are paid by DXC (the "Plan sponsor"), as provided in the Plan document. Participants pay quarterly administrative costs of $8.25 for maintaining an account in the Plan. Additionally, participants also pay fees for loans and qualified domestic relation orders.
All investment management and transaction fees directly related to the Plan investments are paid by the Plan. Management fees and operating expenses charged to the Plan for investments are deducted from income earned on a daily basis and are not separately reflected. Consequently, investment management fees and operating expenses are reflected as a reduction of investment return for such investments.
Administrative Changes due to CARES Act - In March 2020, the Coronavirus Aid, Relief, and Economic Security Act (the "CARES Act") was enacted, and certain provisions of the CARES Act that pertain to retirement plans were implemented. As a result Plan participants impacted by the Coronavirus were able to:

•Withdraw, penalty free, up to $100,000 of vested account balances before December 31, 2020.

•Defer current active loan payments for the 2020 plan year.

•Suspend 2020 required minimum distributions ("RMD"), or for any RMD made prior to the enactment of the CARES Act, roll the RMD over to another eligible retirement plan within the prescribed timeframe according to IRS notice 2020-23.

Note 2 -Summary of Significant Accounting Policies

Basis of Accounting - The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP").
Use of Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts in the financial statements and accompanying notes. These estimates are based on management’s knowledge of historical information and current events, and expectations about actions that the Company may undertake in the future. Actual results could differ materially from those estimates. In the opinion of Company management, the accompanying consolidated financial statements contain all adjustments necessary, including those of a normal recurring nature, to fairly present the financial statements.
Risks and Uncertainties - The Plan utilizes various investment instruments including equity securities, fixed income securities, a self-directed brokerage account, short-term investment funds ("STIF"), commingled funds, and a stable value fund. Investment securities, in general, are exposed to various risks such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the financial statements.
Securities of international companies involves special risks and considerations not typically associated with investing in U.S. companies. These risks include devaluation of currencies, less reliable information about issuers, different securities transaction clearance and settlement practices, and possible adverse political and economic developments. Moreover, securities of many international companies and their markets may be less liquid and their prices more volatile than those securities of comparable U.S. companies.
Coronavirus disease 2019 ("COVID-19") was first reported in late 2019 and has since dramatically impacted the global health and economic environment, including millions of confirmed cases, business slowdowns or shutdowns, government challenges and market volatility. While Plan operations have not been significantly impacted by COVID-19, the Company and our global community continue to face tremendous challenges and we cannot predict how this dynamic situation will evolve or the impact it will have on the Plan's financial statements.
The Plan's investment in the following funds accounted for greater than 10% of total investments as of December 31, 2021 and 2020:

	2021	2020
EB DL ACWI EX US INDEX FUND CLASS I	10%	10%
TARGET SERIES RETIREMENT 2025	12%	12%
TARGET SERIES RETIREMENT 2030	12%	11%

Security Transactions - Security transactions are accounted for on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is accounted for on the accrual basis. Net appreciation (depreciation) in fair value of investments includes realized and unrealized gains and losses on investments sold or held during the year.

Valuation of Investment Securities - The Plan's investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (see Note 4 - Fair Value Measurements).
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.
Notes Receivable from Participants - Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent participant loans are recorded as distributions based on the terms of the Plan document.

Payment of Benefits - Benefit payments to participants are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the Plan but have not yet been paid were $33,949 and $733,264 at December 31, 2021 and 2020, respectively.

Note 3 - Tax Status

The Internal Revenue Service (“IRS”) has determined and informed the Company by a determination letter dated May 8, 2015, that the Plan and related trust are designed in accordance with applicable sections of the Code and therefore, the related trust is exempt from taxation. In December 2016, the IRS began publishing a Required Amendments List ("List") for individually designed plans which specifies changes in qualification requirements. The List is published annually and requires plans to be amended for each item on the List, as applicable, to retain its tax exempt status. The Plan has been subsequently amended since the date of the most recent determination letter, however, the Plan administrator and tax counsel believe that the Plan and related trust are currently designed, have been amended, and are being operated in compliance with applicable requirements of the Code. As such, no provision for income taxes has been included in the Plan's financial statements.
Note 4 - Fair Value Measurements

The Company applies fair value accounting for all financial assets and liabilities that are recognized or disclosed at fair value in the financial statements on a recurring basis. The objective of a fair value measurement is to estimate the price to sell an asset or transfer a liability in an orderly transaction between market participants at the measurement date under current market conditions. Such transactions to sell an asset or transfer a liability are assumed to occur in the principal market for that asset or liability, or in the absence of the principal market, the most advantageous market.

Assets and liabilities subject to fair value measurement disclosures are required to be classified according to a three-level fair value hierarchy with respect to the inputs used to determine fair value. The level in which an asset or liability is disclosed within the fair value hierarchy is based on the lowest level input that is significant to the related fair value measurement in its entirety. The levels of input are defined as follows:

Level 1:	Quoted prices unadjusted for identical assets or liabilities in an active market.
Level 2:
Quoted prices for similar assets or liabilities in an active market, quoted prices for identical similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable and market-corroborated inputs which are derived principally from or corroborated by observable market data.

Level 3:	Unobservable inputs that reflect the entity's own assumptions which market participants would use in pricing the asset or liability.

Asset Valuation Techniques - Valuation techniques maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The following is a description of the valuation methodologies used for assets measured at fair value.

DXC Technology Stock Fund - A unitized stock fund operates similarly to a mutual fund, in that they are composed of stock, and a small percentage of cash or another short-term interest-bearing vehicle. The inclusion of cash provides liquid assets to allow for the daily processing of transfers, loans, and withdrawals. The value of a unit in a unitized stock fund is based on the NAV, which is the value of the underlying common stock and the cash piece held by the fund, divided by the number of units outstanding. Therefore, the NAV of the fund (the “unit price”) will, as a rule, be different from the closing price of the underlying stock on the applicable exchange. The individual assets of a stock fund (in this case, stock and short-term interest-bearing vehicle) are generally considered separately as individual investments for financial statement reporting purposes.
Self-directed brokerage account - Includes a variety of common stocks and mutual funds that are valued using quoted prices in active markets. The account is disclosed in the leveling table as a single line item for financial statement reporting purposes.
Mutual Funds - Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.
Separately Managed Accounts - A portfolio of individual securities, such as stocks or bonds, that is managed on the participant's behalf. Unlike a mutual fund or exchange-traded fund, the plan directly owns the individual securities instead of pooling his/her assets with other investors. The individual assets of a separately managed account/fund are held in the name of the plan (the plan owns the underlying securities) and are generally considered separately as individual investments for accounting, auditing and financial statement reporting purposes.
Included in the investment options are the following separately managed accounts for which the underlying investments are listed individually on Form 5500, Schedule H, Line 4i:
a.DXC Technology Stock Fund (DXC Technology Common Stock)*
b.BlackRock Core Bond Portfolio (Bond Option)*
c.Tremblant Managed Separate Account/Epoch Global Equity (Strategic Equity Option)*

*Refer to the table below for the type and classification of the underlying investments of these accounts.

Short term investment fund - Stated at amortized cost which approximates fair value.
Commingled funds - Valued at the net asset value of units of a bank collective trust. The net asset value as provided by the trustee is used as a practical expedient to estimate fair value. The net asset value is based on the fair value of the underlying investments held by the fund less its liabilities. This practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported net asset value. Participant transactions (purchases and sales) may occur daily. Were the Plan to initiate a full redemption of the collective trust, the investment advisor reserves the right to temporarily delay withdrawal from the trust in order to confirm that securities liquidations will be carried out in an orderly business manner. The funds held by the Plan have a daily redemption frequency and have no unfunded commitments or notice period requirement for participants.

The fair value of Plan assets by investment category and the corresponding level within the fair value hierarchy as of December 31, 2021 was as follows:

	As of December 31, 2021
	Investment Assets at Fair Value
	Level 1	Level 2	Level 3	Total
DXC Technology Stock Fund
DXC Technology common stock	$90,954,776	$—	$—	$90,954,776
Short term investment fund	—	754,911	—	754,911

Self-directed brokerage	67,624,182	—	—	67,624,182

Mutual Funds	45,568,132	—	—	45,568,132

Separately managed accounts:
International equity	13,385,150	—	—	13,385,150
U.S. equity	54,040,570	—	—	54,040,570
U.S. treasuries	—	30,302,170	—	30,302,170
U.S. government agencies	—	8,282,643	—	8,282,643
State and local obligations	—	143,054	—	143,054
Non-U.S. government funds	—	2,264,099	—	2,264,099
Agency mortgage backed securities	—	26,753,348	—	26,753,348
Asset and other mortgage backed securities	—	9,919,512	—	9,919,512
Corporate bonds	—	37,514,939	—	37,514,939
Short term investment fund	—	2,789,294	—	2,789,294

Short-term investment fund	—	161,351,480	—	161,351,480

Total assets in the fair value hierarchy	271,572,810	280,075,450	—	551,648,260

Investments measured at NAV
Commingled funds	—	—	—	2,352,804,976
Total investments at fair value	$271,572,810	$280,075,450	$—	$2,904,453,236

The fair value of Plan assets by investment category and the corresponding level within the fair value hierarchy as of December 31, 2020 was as follows:

	As of December 31, 2020
	Investment Assets at Fair Value
	Level 1	Level 2	Level 3	Total
DXC Technology Stock Fund
DXC Technology common stock	$80,286,852	$—	$—	$80,286,852
Short term investment fund	—	497,133	—	497,133

Self-directed brokerage	59,170,841	—	—	59,170,841

Mutual Funds	45,191,711	—	—	45,191,711

Separately managed accounts:
International equity	21,072,250	—	—	21,072,250
U.S. equity	30,563,722	—	—	30,563,722
U.S. treasuries	—	42,716,657	—	42,716,657
U.S. government agencies	—	9,441,212	—	9,441,212
State and local obligations	—	595,523	—	595,523
Non-U.S. government funds	—	1,720,228	—	1,720,228
Agency mortgage backed securities	—	26,950,341	—	26,950,341
Asset and other mortgage backed securities	—	7,470,227	—	7,470,227
Corporate bonds	—	69,034,347	—	69,034,347
Short term investment fund	—	2,400,711	—	2,400,711

Short-term investment fund	—	193,988,797	—	193,988,797

Total assets in the fair value hierarchy	236,285,376	354,815,176	—	591,100,552

Investments measured at NAV
Commingled funds	—	—	—	2,216,682,869
Total investments at fair value	$236,285,376	$354,815,176	$—	$2,807,783,421

Note 5 - Notes Receivable to Participants

The Plan allows participants to borrow from their vested account balances from a minimum of $1,000 to a maximum of 50% of their vested account balances up to $50,000, subject to certain limitations. The loans are secured by the balance in the participant account and bear interest at the prime rate quoted in the Wall Street Journal plus 1%. Loan terms range from 1-5 years or up to 15 years for purchase of a principal residence.

Loan amounts are taken from the participants' accounts according to a priority specified in the Plan's loan rules and, within each account, prorated from the funds based on their balances at the time. Loan principal repayments go back into the participants' accounts in the reverse order of the priority specified in the Plan's loan rules. Interest payments are prorated to the participants' accounts based on each account's outstanding principal. Both loan principal and interest repayments are invested according to the participant's current investment fund elections. Principal and interest are paid ratably through payroll deductions.

Note 6 - Exempt Party-in-Interest Transactions

Certain investment funds are managed by the Trustee and its affiliate, therefore these transactions qualify as exempt party-in-interest transactions. All trustee fees associated with the short-term investment fund managed by the trustee were paid through the trust for the year ended December 31, 2021. During the year ended December 31, 2021, the Plan expensed $173,930 for fund manager fees.
Actual fees paid by the Plan for recordkeeping services to an affiliate of the trustee also qualify as party-in-interest transactions. Such costs are included in administrative expenses in the accompanying financial statements. Investment management fees paid by the Plan to certain investment managers qualify as party-in-interest transactions. These expenses are reflected in the financial statements as a reduction of the return on the Plan's investments.
The Plan held notes receivable from participants, and therefore, these transactions also qualify as party-in-interest investments. At December 31, 2021 and 2020, the Plan held 2,825,560 and 3,117,936 shares, respectively, of DXC Technology common stock with a cost basis of $104,100,442 and $114,741,972, respectively. During the year ended December 31, 2021, the Plan purchased $10,368,785 and sold $21,010,315 of these shares.
Note 7 - Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	As of December 31,
	2021	2020
Net assets available for benefits per the financial statements	$2,947,789,120	$2,852,708,240
Amounts allocated to withdrawing participants	(33,949)	(733,264)
Net assets available for benefits per Form 5500	$2,947,755,171	$2,851,974,976

The following is a reconciliation of the net increase in net assets per the financial statements to the Form 5500 for the year ended December 31, 2021:

2021
Net increase in net assets per the financial statements	$95,080,880
Distributions allocated to withdrawing participants at end of year	(33,949)
Distributions allocated to withdrawing participants at start of year	733,264
Net increase in net assets per Form 5500	$95,780,195
The following is a reconciliation of distributions to participants per the financial statements to the Form 5500, for the year ended December 31, 2021:

2021
Distributions to participants per the financial statements	$364,294,474
Amounts allocated to withdrawing participants at end of year	33,949
Amounts allocated to withdrawing participants at start of year	(733,264)
Distributions to participants per the Form 5500	$363,595,159

Amounts allocated to withdrawing participants are recorded as distributions on the Form 5500 for benefit claims that have been processed and approved for payment prior to year-end but not paid as of that date.

Note 8 – Voluntary Compliance Resolution

The Company remitted certain 2021 participants contributions totaling $6,324 to the Trustee in 2021, which were later than required by the Department of Labor's Regulation 2510.3-102. The Company will file Form 5330 with the IRS and pay the required excise tax on the transactions for the 2021 contributions that were made late. In addition, participants' accounts will be credited with the amount of investment income that would have been earned had the participants' contributions been remitted on a timely basis.

Note 9 - Subsequent Events

Subsequent events were evaluated through June 17, 2022, the date the financial statements were issued.

DXC acquired Virtual Clarity on November 8, 2019, and on November 1, 2021, Virtual Clarity became a Participating Employer in the Plan. Effective February 1, 2022, the Virtual Clarity Inc. 401(k) Plan was merged into the Plan.

SUPPLEMENTAL SCHEDULES

Schedule of Delinquent Participant Contributions
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4a
EIN 95-2043126
DXC Technology Company

Participant Contributions Transferred Late to Plan	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected under VFCP and PTE 2002-51
2021 Total Late Contribution	$6,324
Total	$6,324

Schedule of Assets Held as of December 31, 2021
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 95-2043126
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost **	(e) Current Value
	State Street Global Advisor	Short Term Investment Fund		$161,351,480
	Brown Brothers Harriman & Company	Short Term Investment Fund		2,789,294

*	DXC Technology Co.	Common Stock		90,954,776
*	Fidelity Investment	Short Term Investment Fund		754,911

	Grantham, Mayo, Van Otterloo & Co.	GMO BNCHMRK-FREE ALL SER-R6		22,942,716
	Pacific Investment Management Company	PIMCO ALL ASSETS ALL AUTH-IS		22,625,416
			Total Mutual Funds	45,568,132

*	DXC Technology Co	Participant loans - Interest rates range from 3.25% to 9.25%. Maturities range from 2022 to 2046		18,644,843

	BlackRock	BLACKROCK GLOBAL ALLOCATION		22,613,508
	Mellon Bank N.A.	EB DL MRKT COMPLETION FUND		56,464,257
	JP Morgan Re Funds	COMMINGLED PENSN TR FD DIVR JP		9,794,165
	Mellon Bank N.A.	EB DL ACWI EX US INDEX FUND CLASS I		279,833,876
	Mellon Bank N.A.	EB DL STOCK INDEX FUND CLASS I		226,294,783

Schedule of Assets Held as of December 31, 2021
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 95-2043126
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	Mellon Bank N.A.	BNY MELLON TIPS FUND				19,908,772
	Fidelity	FIAM SELECT GLOBAL CIT				73,838,740
	JENNISON GLOBAL OPP FUND	PRUDENTIAL TR CO COLLECTIVE T				72,203,127
	State Street Global Advisor	SSGA TARGET RETIREMENT INCOME				101,788,108
	State Street Global Advisor	SSGA TARGET RETIREMENT 2020 SL				170,417,047
	State Street Global Advisor	SSGA TARGET RETIREMENT 2025 SL				354,420,661
	State Street Global Advisor	SSGA TARGET RETIREMENT 2030 SL				354,271,589
	State Street Global Advisor	SSGA TARGET RETIREMENT 2035 SL				244,004,740
	State Street Global Advisor	SSGA TARGET RETIREMENT 2040 SL				161,075,592
	State Street Global Advisor	SSGA TARGET RETIREMENT 2045 SL				92,604,138
	State Street Global Advisor	SSGA TARGET RETIREMENT 2050 SL				65,684,086
	State Street Global Advisor	SSGA TARGET RETIREMENT 2055				18,641,309
	State Street Global Advisor	SSGA TARGET RETIREMENT 2060				24,328,238
	State Street Global Advisor	SSGA TARGET RETIREMENT 2065				4,618,240
					Total Commingled Funds	2,352,804,976

	ABBVIE INC	Corporate bonds	4.500%	5/14/2035		305,037
	ACTIVISION BLIZZARD INC	Corporate bonds	2.500%	9/15/2050		28,025
	ACTIVISION BLIZZARD INC	Corporate bonds	3.400%	9/15/2026		101,650

Schedule of Assets Held as of December 31, 2021
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 95-2043126
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	AEP TEXAS INC	Corporate bonds	2.400%	10/1/2022		30,361
	AEP TEXAS INC	Corporate bonds	3.450%	1/15/2050		42,721
	AEP TEXAS INC	Corporate bonds	3.450%	5/15/2051		24,174
	AEP TRANSMISSION CO LLC	Corporate bonds	2.750%	8/15/2051		1,903
	AEP TRANSMISSION CO LLC	Corporate bonds	3.150%	9/15/2049		35,632
	AEP TRANSMISSION CO LLC	Corporate bonds	3.750%	12/1/2047		39,299
	AETNA INC 6.625% 06/15/2036	Corporate bonds	6.625%	6/15/2036		11,340
	AGILENT TECHNOLOGIES INC	Corporate bonds	2.300%	3/12/2031		48,521
	AIR CDA PASS THRU TR 2017-1	Corporate bonds	3.300%	9/18/2033		17,199
	AIR LEASE CORP	Corporate bonds	2.875%	7/15/2031		73,232
	AIR LEASE CORP	Corporate bonds	3.375%	1/15/2026		47,997
	AIR PRODUCTS & CHEMICALS INC	Corporate bonds	2.800%	7/1/2025		27,663
	ALABAMA POWER CO	Corporate bonds	3.450%	5/15/2050		33,906
	ALABAMA POWER CO	Corporate bonds	4.150%	10/1/2049		21,037
	ALIBABA GROUP HLD	Corporate bonds	3.400%	8/15/2044		211,480
	ALTRIA GROUP INC	Corporate bonds	5.800%	5/13/2041		189,913
	ALTRIA GROUP INC	Corporate bonds	6.200%	2/14/2039		7,821
	AMCOR FLEXIBLES NORTH AMERICA INC	Corporate bonds	2.690%	2/14/2059		60,812
	AMEREN ILL CO	Corporate bonds	2.900%	5/25/2031		25,344

Schedule of Assets Held as of December 31, 2021
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 95-2043126
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	AMERICAN AIRLINES 2015-2 CLASS AA PASS TH	Corporate bonds	VAR	6/15/2051		15,247
	AMERICAN AIRLINES 2016-1 CLASS B PASS THR	Corporate bonds	VAR	3/22/2029		27,062
	AMERICAN AIRLINES 2017-1 CLASS AA PASS TH	Corporate bonds	VAR	7/15/2025		14,673
	AMERICAN AIRLINES 2017-1 CLASS B PASS THR	Corporate bonds	VAR	8/15/2030		12,678
	AMERICAN AIRLINES 2019-1 CLASS AA PASS TH	Corporate bonds	VAR	8/15/2026		41,744
	AMERICAN AIRLINES INC	Corporate bonds	3.000%	8/15/2033		23,770
	AMERICAN AIRLS 2015-2 PASS THRU TRS	Corporate bonds	4.400%	4/15/2030		74,240
	AMERICAN AIRLS INC 2016-1 CL AA PASS THRU	Corporate bonds	VAR	3/22/2025		15,472
	AMERICAN AIRLS INC 2016-2 CL AA PASS THRU	Corporate bonds	VAR	7/15/2029		17,673
	AMERICAN INTERNATIONAL GRP INC	Corporate bonds	4.800%	12/15/2029		75,599
	AMERICAN TOWER CORP	Corporate bonds	1.500%	11/15/2026		46,879
	AMERICAN TOWER CORP	Corporate bonds	2.100%	7/10/2045		47,179
	AMERICAN TOWER CORP	Corporate bonds	2.300%	1/31/2028		28,166
	AMERICAN TOWER CORP	Corporate bonds	3.800%	6/15/2030		50,044
	AMERICAN TRANSMISSION SYS INC	Corporate bonds	2.650%	9/15/2031		38,353
	AMGEN INC	Corporate bonds	4.400%	8/15/2029		72,789
	ANHEUSER BUSCH INBEV WORLD INC	Corporate bonds	4.750%	1/15/2032		37,246
	ANHEUSER-BUSCH COS LLC / ANHEUSER-BUSCH I	Corporate bonds	VAR	5/1/2045		405,488
	ANTHEM INC	Corporate bonds	4.550%	1/23/2029		47,393

Schedule of Assets Held as of December 31, 2021
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 95-2043126
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	AON CORP	Corporate bonds	2.800%	2/1/2036		102,027
	APPLE INC	Corporate bonds	2.850%	3/1/2048		15,029
	APPLE INC	Corporate bonds	3.850%	5/15/2030		93,612
	APPLE INC	Corporate bonds	4.650%	8/5/2061		28,857
	APPLIED MATERIALS INC	Corporate bonds	4.350%	8/4/2046		25,394
	ARES CAPITAL CORP	Corporate bonds	2.150%	2/23/2046		93,704
	ARES CAPITAL CORP	Corporate bonds	3.875%	4/1/2047		106,443
	ARES CAPITAL CORP	Corporate bonds	4.250%	7/15/2026		96,307
	ASTRAZENECA PLC	Corporate bonds	1.375%	1/15/2026		84,021
	AT&T INC	Corporate bonds	2.300%	3/1/2025		61,041
	AT&T INC	Corporate bonds	3.500%	8/6/2030		119,963
	AT&T INC	Corporate bonds	4.100%	6/1/2027		48,896
	AT&T INC	Corporate bonds	4.300%	2/1/2061		122,678
	AT&T INC	Corporate bonds	4.350%	2/15/2028		7,863
	AT&T INC	Corporate bonds	4.500%	2/15/2030		30,035
	AT&T INC	Corporate bonds	5.150%	3/1/2029		232,513
	AT&T INC	Corporate bonds	VAR	5/15/2035		61,439
	ATMOS ENERGY CORP	Corporate bonds	4.125%	2/15/2050		12,803
	AUTODESK INC	Corporate bonds	2.850%	6/15/2042		94,955

Schedule of Assets Held as of December 31, 2021
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 95-2043126
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	BAE SYSTEMS HOLDINGS INC	Corporate bonds	3.800%	10/15/2044		117,875
	BAE SYSTEMS HOLDINGS INC	Corporate bonds	3.850%	1/15/2030		72,883
	BALTIMORE GAS & ELECTRIC CO	Corporate bonds	3.750%	10/7/2024		106,054
	BANCO SANTANDER SA	Corporate bonds	2.706%	12/15/2025		207,076
	BANK NEW YORK MELLON CORP	Corporate bonds	3.400%	8/15/2047		40,158
	BANK NEW YORK MELLON CORP	Corporate bonds	4.625%	12/10/2030		47,025
	BANK OF AMERICA CORPORATION	Corporate bonds	1.922%	6/27/2024		27,766
	BANK OF AMERICA CORPORATION	Corporate bonds	1.197%	12/15/2052		86,244
	BANK OF AMERICA CORPORATION	Corporate bonds	1.319%	12/15/2064		788,535
	BANK OF AMERICA CORPORATION	Corporate bonds	2.496%	1/29/2028		16,041
	BANK OF AMERICA CORPORATION	Corporate bonds	2.572%	12/31/2099		20,096
	BANK OF AMERICA CORPORATION	Corporate bonds	2.592%	10/24/2031		395,989
	BANK OF AMERICA CORPORATION	Corporate bonds	2.884%	10/24/2026		59,888
	BANK OF AMERICA CORPORATION	Corporate bonds	3.500%	6/19/2026		110,950
	BANK OF AMERICA CORPORATION	Corporate bonds	3.950%	2/13/2031		64,134
	BANK OF AMERICA CORPORATION	Corporate bonds	3.970%	10/20/2032		16,413
	BANK OF AMERICA CORPORATION	Corporate bonds	4.000%	4/29/2031		80,099
	BANK OF AMERICA CORPORATION	Corporate bonds	4.078%	10/22/2030		182,666
	BANK OF AMERICA CORPORATION	Corporate bonds	4.271%	4/19/2026		469,390

Schedule of Assets Held as of December 31, 2021
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 95-2043126
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	BANK OF AMERICA CORPORATION	Corporate bonds	4.450%	4/21/2025		79,269
	BANK OF AMERICA CORPORATION	Corporate bonds	5.875%	3/5/2029		44,500
	BANK OF AMERICA CORPORATION	Corporate bonds	3.824%	1/22/2025		40,066
	BARCLAYS PLC (UNGTD)	Corporate bonds	4.610%	4/23/2040		268,142
	BAT CAPITAL CORP	Corporate bonds	3.215%	7/23/2029		83,251
	BAT CAPITAL CORP	Corporate bonds	5.282%	3/3/2026		64,479
	BIOGEN INC	Corporate bonds	3.150%	12/31/2099		35,563
	BLACKSTONE PRIVATE CREDIT FUND	Corporate bonds	3.250%	1/20/2028		92,950
	BMW US CAPITAL LLC	Corporate bonds	1.950%	2/15/2023		14,599
	BMW US CAPITAL LLC	Corporate bonds	4.150%	9/6/2026		50,954
	BOEING CO	Corporate bonds	3.900%	4/2/2050		3,145
	BP CAP MARKETS AMERICA INC	Corporate bonds	3.001%	12/15/2051		48,928
	BROADCOM CORP / BROADCOM CAYMAN FIN LTD 3	Corporate bonds	VAR	12/15/2054		97,586
	BROADCOM INC	Corporate bonds	2.450%	5/1/2050		30,396
	BROADCOM INC	Corporate bonds	3.150%	3/15/2027		16,751
	BROADCOM INC	Corporate bonds	3.459%	8/12/2031		130,943
	BROADCOM INC	Corporate bonds	4.150%	4/9/2030		145,286
	BROADCOM INC	Corporate bonds	4.750%	5/1/2049		95,617
	BURLINGTON NORTHN SANTA FE LLC	Corporate bonds	2.875%	3/17/2052		15,003

Schedule of Assets Held as of December 31, 2021
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 95-2043126
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	BURLINGTON NORTHN SANTA FE LLC	Corporate bonds	4.150%	1/15/2027		71,350
	CAMERON LNG LLC	Corporate bonds	3.302%	2/15/2031		34,445
	CAMERON LNG LLC	Corporate bonds	3.402%	11/15/2025		48,470
	CAPITAL ONE FINANCIAL CORP	Corporate bonds	3.750%	9/15/2026		16,239
	CARRIER GLOBAL CORP	Corporate bonds	2.242%	11/15/2030		44,031
	CC HOLDINGS GS V LLC/CROWN	Corporate bonds	3.849%	4/15/2029		123,142
	CENOVUS ENERGY INC	Corporate bonds	3.750%	6/15/2052		3,007
	CENTERPOINT ENERGY HOUSTON ELECTRIC LLC 3	Corporate bonds	VAR	12/15/2048		41,765
	CENTERPOINT ENERGY RES CORP	Corporate bonds	1.750%	12/15/2036		62,510
	CGRBS 2013-VN05 A	Corporate bonds	3.369%	1/15/2034		101,943
	CHARTER COMMUNICATIONS OPERATING LLC / CH	Corporate bonds	VAR	12/15/2028		28,901
	CHARTER COMMUNICATIONS OPERATING LLC / CH	Corporate bonds	VAR	3/9/2044		8,781
	CHARTER COMMUNICATIONS OPERATING LLC / CH	Corporate bonds	VAR	12/9/2041		34,139
	CHARTER COMMUNICATIONS OPERATING LLC / CH	Corporate bonds	VAR	10/15/2036		27,453
	CHARTER COMMUNICATIONS OPERATING LLC / CH	Corporate bonds	VAR	1/15/2035		21,200
	CHARTER COMMUNICATIONS OPERATING LLC / CH	Corporate bonds	VAR	1/15/2038		277,214
	CHENIERE CORPUS CHRISTI HOLDINGS LLC	Corporate bonds	5.120%	1/15/2053		210,995
	CIGNA CORP	Corporate bonds	3.400%	3/9/2027		62,291
	CIGNA CORP	Corporate bonds	4.125%	2/15/2025		179,353

Schedule of Assets Held as of December 31, 2021
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 95-2043126
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	CITIGROUP INC	Corporate bonds	2.520%	4/15/2023		9,988
	CITIGROUP INC	Corporate bonds	2.976%	2/15/2052		136,038
	CITIGROUP INC	Corporate bonds	3.980%	4/1/2051		490,127
	CITIGROUP INC	Corporate bonds	4.000%	10/1/2030		35,263
	CITIGROUP INC	Corporate bonds	3.875%	3/13/2035		50,000
	CITRIX SYSTEMS INC	Corporate bonds	3.300%	6/30/2062		66,955
	COCA COLA CO	Corporate bonds	2.125%	1/15/2029		16,265
	COMCAST CORP NEW	Corporate bonds	3.300%	12/1/2061		25,796
	COMCAST CORP NEW	Corporate bonds	3.400%	5/1/2047		141,878
	COMCAST CORP NEW	Corporate bonds	3.400%	4/1/2048		25,420
	COMCAST CORP NEW	Corporate bonds	3.750%	10/23/2045		27,988
	COMCAST CORP NEW	Corporate bonds	3.969%	7/25/2049		122,043
	COMCAST CORP NEW	Corporate bonds	4.150%	6/30/2027		87,413
	COMCAST CORP NEW	Corporate bonds	4.250%	1/27/2032		60,012
	COMMONSPIRIT HEALTH	Corporate bonds	2.782%	2/6/2028		25,588
	CONSUMERS ENERGY CO	Corporate bonds	2.650%	1/31/2031		16,536
	CONSUMERS ENERGY CO	Corporate bonds	3.100%	7/27/2033		73,927
	CONSUMERS ENERGY CO	Corporate bonds	3.250%	3/1/2027		15,873
	CORNING INC	Corporate bonds	4.375%	11/15/2025		11,888

Schedule of Assets Held as of December 31, 2021
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 95-2043126
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	COX COMMUNICATIONS INC	Corporate bonds	3.150%	8/25/2049		38,560
	COX COMMUNICATIONS INC	Corporate bonds	3.600%	5/10/2035		16,756
	CREDIT SUISSE AG NY BRNCH	Corporate bonds	1.250%	11/3/2032		243,708
	CREDIT SUISSE GRP AG	Corporate bonds	2.193%	11/5/2030		60,335
	CROWN CASTLE INTL CORP	Corporate bonds	2.250%	3/20/2030		34,099
	CROWN CASTLE INTL CORP	Corporate bonds	2.500%	12/31/2099		40,696
	CROWN CASTLE INTL CORP	Corporate bonds	3.650%	12/31/2099		47,268
	CROWN CASTLE INTL CORP	Corporate bonds	3.700%	3/1/2030		49,298
	CROWN CASTLE INTL CORP	Corporate bonds	3.800%	9/6/2029		53,317
	CROWN CASTLE INTL CORP	Corporate bonds	4.150%	7/26/2055		37,109
	CSX CORP	Corporate bonds	2.500%	4/1/2027		28,641
	CSX CORP	Corporate bonds	2.600%	4/1/2030		57,326
	CSX CORP	Corporate bonds	3.250%	7/15/2046		21,446
	CVS HEALTH CORP	Corporate bonds	3.000%	4/1/2040		101,368
	CVS HEALTH CORP	Corporate bonds	3.625%	11/1/2047		15,191
	CVS HEALTH CORP	Corporate bonds	4.300%	10/15/2028		24,688
	CVS HEALTH CORP	Corporate bonds	5.125%	10/15/2030		110,488
	DAIMLER FIN NORTH AMER LLC	Corporate bonds	2.125%	2/10/2028		331,060
	DANSKE BK AS MTN	Corporate bonds	3.244%	3/10/2031		207,795

Schedule of Assets Held as of December 31, 2021
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 95-2043126
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	DELL INTL/EMC CORP	Corporate bonds	3.450%	3/10/2031		28,803
	DELL INTL/EMC CORP	Corporate bonds	8.350%	5/10/2048		9,975
	DELTA AIR LINES 2019-1 CLASS AA PASS THRO	Corporate bonds	VAR	8/10/2048		42,390
	DEUTSCHE BANK AG	Corporate bonds	4.100%	10/10/2048		78,302
	DEUTSCHE BANK AG NEW YORK BNCH	Corporate bonds	1.686%	2/10/2048		149,261
	DEVON ENERGY CORP NEW	Corporate bonds	4.750%	10/1/2030		18,525
	DEVON ENERGY CORP NEW	Corporate bonds	5.000%	8/15/2052		10,878
	DEVON ENERGY CORP NEW	Corporate bonds	5.850%	8/15/2050		81,180
	DIAMONDBACK ENERGY INC	Corporate bonds	2.875%	8/15/2046		106,854
	DIAMONDBACK ENERGY INC	Corporate bonds	3.125%	11/15/2057		120,586
	DIAMONDBACK ENERGY INC	Corporate bonds	3.250%	8/15/2024		104,408
	DIAMONDBACK ENERGY INC	Corporate bonds	3.500%	6/15/2051		103,920
	DIAMONDBACK ENERGY INC	Corporate bonds	4.400%	7/16/2029		9,170
	DISCOVER FINANCIAL SVS	Corporate bonds	4.500%	11/15/2028		64,611
	DISCOVERY COMMUNICATIONS LLC	Corporate bonds	4.950%	2/15/2030		27,133
	DOW CHEMICAL CO	Corporate bonds	5.550%	8/7/2026		39,285
	DR HORTON INC	Corporate bonds	1.300%	6/5/2026		81,047
	DTE ELEC CO	Corporate bonds	3.950%	1/15/2031		53,176
	DTE ELEC CO	Corporate bonds	4.050%	7/15/2031		13,084

Schedule of Assets Held as of December 31, 2021
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 95-2043126
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	DUKE ENERGY CAROLINAS LLC	Corporate bonds	3.450%	9/1/2027		7,655
	DUKE ENERGY CAROLINAS LLC	Corporate bonds	3.750%	6/15/2026		70,761
	DUKE ENERGY FLORIDA LLC	Corporate bonds	2.500%	2/15/2028		197,299
	DUKE ENERGY FLORIDA LLC	Corporate bonds	3.400%	7/1/2050		31,649
	DUKE ENERGY PROGRESS LLC	Corporate bonds	2.900%	4/15/2051		32,714
	DUKE ENERGY PROGRESS LLC	Corporate bonds	3.450%	3/15/2052		5,396
	DUKE ENERGY PROGRESS LLC	Corporate bonds	4.100%	8/15/2037		14,011
	DUKE ENERGY PROGRESS LLC	Corporate bonds	6.300%	11/10/2032		70,645
	DUKE REALTY LP	Corporate bonds	1.750%	5/15/2051		20,817
	DUKE REALTY LP	Corporate bonds	1.750%	11/1/2026		34,202
	DUKE REALTY LP	Corporate bonds	2.875%	6/1/2027		47,794
	DUPONT DE NEMOURS INC	Corporate bonds	4.493%	8/15/2026		153,588
	E TRADE FINANCIAL	Corporate bonds	3.800%	4/1/2027		5,434
	EASTERN GAS TRANSMISSION &STORAGE INC	Corporate bonds	4.600%	3/25/2028		16,643
	ECOLAB INC	Corporate bonds	2.750%	7/20/2045		34,349
	ELECTRONIC ARTS INC	Corporate bonds	1.850%	3/10/2025		115,014
	ENERGY TRANSFER LP	Corporate bonds	4.200%	12/20/2025		55,338
	ENERGY TRANSFER LP	Corporate bonds	4.750%	12/19/2030		24,065
	ENERGY TRANSFER LP	Corporate bonds	4.950%	12/15/2051		23,623

Schedule of Assets Held as of December 31, 2021
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 95-2043126
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	ENERGY TRANSFER LP	Corporate bonds	5.000%	7/15/2046		49,480
	ENERGY TRANSFER LP	Corporate bonds	5.250%	4/25/2024		80,178
	ENERGY TRANSFER LP	Corporate bonds	5.500%	1/13/2026		94,674
	ENERGY TRANSFER LP	Corporate bonds	5.875%	3/19/2026		86,102
	ENERGY TRANSFER LP	Corporate bonds	8.250%	5/15/2042		49,932
	ENTERGY ARKANSAS LLC	Corporate bonds	3.350%	6/15/2045		19,951
	ENTERGY LA LLC	Corporate bonds	1.600%	12/15/2025		58,384
	ENTERGY LA LLC	Corporate bonds	2.900%	12/1/2024		19,590
	ENTERGY TEX INC	Corporate bonds	3.450%	3/24/2031		33,797
	ENTERPRISE PRODS OPER LLC	Corporate bonds	3.300%	12/1/2026		22,876
	ENTERPRISE PRODS OPER LLC	Corporate bonds	4.200%	12/1/2029		32,509
	EQUINIX INC	Corporate bonds	1.800%	3/24/2051		40,333
	EQUINIX INC	Corporate bonds	2.000%	1/30/2026		65,759
	EQUINIX INC	Corporate bonds	3.200%	5/15/2042		39,941
	EXELON CORP	Corporate bonds	4.700%	11/30/2048		36,405
	EXELON CORP	Corporate bonds	5.625%	10/15/2026		45,775
	EXPRESS SCRIPTS HLDG CO	Corporate bonds	4.500%	3/1/2049		36,328
	FEDEX CORP	Corporate bonds	4.250%	5/15/2048		119,396
	FIDELITY NATL INFORMN SVCS INC	Corporate bonds	3.100%	4/15/2051		48,465

Schedule of Assets Held as of December 31, 2021
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 95-2043126
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	FIRSTENERGY CORP	Corporate bonds	2.050%	6/1/2045		11,877
	FIRSTENERGY CORP	Corporate bonds	2.250%	12/1/2029		33,694
	FIRSTENERGY CORP	Corporate bonds	3.650%	10/1/2046		46,413
	FIRSTENERGY CORP	Corporate bonds	3.400%	8/15/2051		36,260
	FIRSTENERGY CORP	Corporate bonds	7.375%	3/15/2029		17,542
	FIRSTENERGY TRANSMISSION LLC	Corporate bonds	4.350%	5/15/2042		25,516
	FIRSTENERGY TRANSMISSION LLC	Corporate bonds	4.550%	4/1/2038		83,334
	FIRSTENERGY TRANSMISSION LLC	Corporate bonds	5.450%	2/1/2031		31,549
	FISERV INC	Corporate bonds	3.500%	7/1/2030		148,411
	FLORIDA PWR & LT CO	Corporate bonds	2.875%	11/15/2029		20,283
	FLORIDA PWR & LT CO	Corporate bonds	3.150%	11/15/2025		115,719
	FLORIDA PWR & LT CO	Corporate bonds	3.950%	8/24/2027		2,372
	GENERAL DYNAMICS CORP	Corporate bonds	3.500%	12/15/2044		101,246
	GENERAL ELECTRIC CO	Corporate bonds	6.750%	8/18/2055		43,640
	GENERAL MTRS FINL CO INC	Corporate bonds	2.750%	2/15/2031		152,718
	GENERAL MTRS FINL CO INC	Corporate bonds	4.000%	4/15/2027		38,872
	GEORGIA PAC LLC	Corporate bonds	0.950%	1/15/2026		71,764
	GEORGIA PAC LLC	Corporate bonds	3.600%	6/15/2028		51,884
	GILEAD SCIENCES INC	Corporate bonds	4.800%	5/15/2050		94,669

Schedule of Assets Held as of December 31, 2021
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 95-2043126
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	GLENCORE FDG LLC	Corporate bonds	1.625%	4/15/2029		169,731
	GLENCORE FDG LLC	Corporate bonds	1.625%	6/1/2027		76,209
	GLENCORE FDG LLC	Corporate bonds	2.500%	1/15/2024		39,705
	GLENCORE FDG LLC	Corporate bonds	2.625%	11/15/2029		19,437
	GLENCORE FDG LLC	Corporate bonds	3.375%	6/15/2052		10,593
	GLENCORE FDG LLC	Corporate bonds	4.000%	12/15/2030		12,946
	GLOBAL PAYMENTS INC	Corporate bonds	2.150%	3/15/2051		5,020
	GLOBAL PAYMENTS INC	Corporate bonds	2.900%	12/1/2027		32,581
	GLOBAL PAYMENTS INC	Corporate bonds	3.200%	2/15/2053		118,738
	GLP CAP LP / GLP FING II INC	Corporate bonds	3.250%	1/31/2050		16,086
	GLP CAP LP / GLP FING II INC	Corporate bonds	4.000%	7/15/2027		110,037
	GOLDMAN SACHS GROUP INC (THE)	Corporate bonds	0.855%	5/15/2028		23,530
	GOLDMAN SACHS GROUP INC (THE)	Corporate bonds	2.650%	11/18/2029		30,188
	GOLDMAN SACHS GROUP INC (THE)	Corporate bonds	3.500%	4/15/2050		320,402
	GOLDMAN SACHS GROUP INC (THE)	Corporate bonds	3.500%	6/15/2035		255,768
	GOLDMAN SACHS GROUP INC (THE)	Corporate bonds	3.750%	2/25/2026		14,000
	GOLDMAN SACHS GROUP INC (THE)	Corporate bonds	3.750%	7/15/2038		49,091
	GOLDMAN SACHS GROUP INC (THE)	Corporate bonds	6.250%	5/15/2030		254,405
	GOLDMAN SACHS GROUP INC (THE)	Corporate bonds	VAR	3/1/2041		114,228

Schedule of Assets Held as of December 31, 2021
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 95-2043126
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	HARTFORD FINL SVCS GROUP INC	Corporate bonds	4.300%	3/1/2025		7,067
	HCA INC	Corporate bonds	5.250%	9/1/2030		305,312
	HCA INC	Corporate bonds	5.250%	3/1/2030		231,662
	HOME DEPOT INC	Corporate bonds	2.750%	3/1/2050		14,895
	HOME DEPOT INC	Corporate bonds	4.250%	11/15/2031		57,249
	HONEYWELL INTL INC	Corporate bonds	3.812%	1/15/2025		15,524
	HSBC HOLDINGS PLC	Corporate bonds	1.589%	4/1/2049		214,168
	HSBC HOLDINGS PLC	Corporate bonds	2.251%	7/15/2044		200,417
	HUMANA INC	Corporate bonds	1.350%	7/1/2029		24,309
	HUMANA INC	Corporate bonds	4.500%	12/4/2051		83,917
	HUNTINGTON INGALLS INDUSTRIES INC	Corporate bonds	2.043%	10/1/2049		39,158
	HUNTINGTON INGALLS INDUSTRIES INC	Corporate bonds	3.483%	3/1/2048		26,455
	HUNTINGTON INGALLS INDUSTRIES INC	Corporate bonds	3.844%	4/1/2027		27,497
	HYUNDAI AUTO RECEIVABLES TRUST 2021-C A3	Corporate bonds	VAR	3/15/2032		129,109
	HYUNDAI CAP AMER	Corporate bonds	2.375%	6/20/2025		141,938
	HYUNDAI CAP AMER	Corporate bonds	3.950%	10/6/2026		95,224
	HYUNDAI CAP SVCS INC	Corporate bonds	3.000%	5/15/2026		202,787
	IBM CORPORATION	Corporate bonds	2.850%	3/1/2025		130,551
	INTEL CORP	Corporate bonds	3.200%	4/1/2044		63,492

Schedule of Assets Held as of December 31, 2021
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 95-2043126
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	INTERCONTINENTAL EXCHANGE INC	Corporate bonds	2.100%	4/27/2026		72,217
	INTERNATIONAL PAPER CO	Corporate bonds	4.350%	9/1/2025		6,124
	INVITATION HOMES OPERATING PARTNERSHIP LP	Corporate bonds	VAR	9/1/2030		23,739
	JPMORGAN CHASE & CO	Corporate bonds	1.764%	9/23/2031		1,896
	JPMORGAN CHASE & CO	Corporate bonds	2.005%	9/23/2051		98,144
	JPMORGAN CHASE & CO	Corporate bonds	2.069%	3/27/2027		46,608
	JPMORGAN CHASE & CO	Corporate bonds	2.301%	1/15/2027		56,249
	JPMORGAN CHASE & CO	Corporate bonds	3.200%	5/15/2030		98,619
	JPMORGAN CHASE & CO	Corporate bonds	3.702%	8/15/2029		89,614
	JPMORGAN CHASE & CO	Corporate bonds	3.897%	1/15/2032		46,340
	JPMORGAN CHASE & CO	Corporate bonds	3.960%	1/15/2030		129,658
	JPMORGAN CHASE & CO	Corporate bonds	3.964%	2/12/2026		36,358
	JPMORGAN CHASE & CO	Corporate bonds	4.005%	10/21/2032		51,876
	JPMORGAN CHASE & CO	Corporate bonds	4.032%	4/1/2025		102,698
	JPMORGAN CHASE & CO SOFR	Corporate bonds	VAR	11/16/2026		54,889
	JPMORGAN CHASE & CO	Corporate bonds	3.782%	2/25/2026		395,124
	KEURIG DR PEPPER INC	Corporate bonds	3.200%	5/22/2025		24,315
	KINDER MORGAN ENERGY PTNRS LP	Corporate bonds	6.950%	2/1/2041		19,370
	KLA CORP	Corporate bonds	3.300%	5/15/2026		30,985

Schedule of Assets Held as of December 31, 2021
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 95-2043126
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	KLA CORP	Corporate bonds	4.100%	4/15/2043		37,250
	KLA CORP	Corporate bonds	4.650%	4/15/2025		119,255
	KLA CORP	Corporate bonds	5.000%	6/15/2026		33,315
	L3HARRIS TECHNOLOGIES INC	Corporate bonds	3.850%	9/15/2051		117,444
	L3HARRIS TECHNOLOGIES INC	Corporate bonds	4.400%	4/1/2046		89,793
	LAM RESEARCH CORP	Corporate bonds	2.875%	11/21/2047		22,917
	LAM RESEARCH CORP	Corporate bonds	4.875%	5/24/2027		39,364
	LEIDOS INC	Corporate bonds	4.375%	2/3/2027		277,416
	LEVEL 3 FINANCING INC	Corporate bonds	3.400%	4/1/2025		136,283
	LOCKHEED MARTIN CORP	Corporate bonds	6.150%	8/16/2028		20,940
	LOCKHEED MARTIN CORP	Corporate bonds	3.800%	12/1/2027		78,875
	LOWES COS INC	Corporate bonds	2.800%	5/1/2025		27,319
	LOWES COS INC	Corporate bonds	3.650%	5/15/2026		14,252
	LOWES COS INC	Corporate bonds	4.000%	2/10/2023		97,327
	LYB INTERNATIONAL FINANCE III LLC	Corporate bonds	4.200%	2/1/2022		20,804
	MARSH & MCLENNAN COS INC	Corporate bonds	2.250%	8/29/2022		58,876
	MARSH & MCLENNAN COS INC	Corporate bonds	4.375%	5/15/2040		34,197
	MASSACHUSETTS INSTITUTE OF TECHNOLOGY	Corporate bonds	VAR	8/12/2061		111,451
	MCDONALDS CORP	Corporate bonds	4.450%	6/15/2030		62,795

Schedule of Assets Held as of December 31, 2021
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 95-2043126
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	MERCK & CO INC	Corporate bonds	2.750%	8/15/2048		11,874
	MEXICO UNITED MEXICAN STATES	Corporate bonds	2.659%	11/15/2028		151,057
	MEXICO UNITED MEXICAN STATES	Corporate bonds	3.250%	11/19/2031		112,977
	MEXICO UNITED MEXICAN STATES	Corporate bonds	4.500%	3/13/2026		429,588
	MIDAMERICAN ENERGY CO	Corporate bonds	3.100%	6/1/2029		42,465
	MIDAMERICAN ENERGY CO	Corporate bonds	3.150%	10/15/2025		20,933
	MIDAMERICAN ENERGY CO	Corporate bonds	3.650%	6/15/2026		106,889
	MIDAMERICAN ENERGY CO	Corporate bonds	3.650%	5/6/2030		15,736
	MITSUBISHI UFJ FIN GRP INC	Corporate bonds	3.195%	1/23/2049		211,274
	MIZUHO FINL GROUP INC	Corporate bonds	2.839%	1/29/2027		207,041
	MONDELEZ INTL INC	Corporate bonds	2.750%	11/15/2048		27,824
	MOODYS CORP	Corporate bonds	3.100%	4/23/2029		32,715
	MORGAN STANLEY	Corporate bonds	1.512%	7/24/2048		271,650
	MORGAN STANLEY	Corporate bonds	1.794%	4/22/2041		199,721
	MORGAN STANLEY	Corporate bonds	2.511%	2/1/2028		1,998
	MORGAN STANLEY	Corporate bonds	2.699%	5/1/2030		156,532
	MORGAN STANLEY	Corporate bonds	3.591	1/15/2038		26,952
	MORGAN STANLEY	Corporate bonds	3.625%	3/1/2050		184,307
	MORGAN STANLEY	Corporate bonds	3.772%	3/15/2029		112,082

Schedule of Assets Held as of December 31, 2021
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 95-2043126
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	MORGAN STANLEY	Corporate bonds	3.785%	11/1/2024		32,440
	MORGAN STANLEY	Corporate bonds	3.971%	3/15/2049		56,983
	MORGAN STANLEY	Corporate bonds	4.431%	12/15/2026		23,931
	MORGAN STANLEY SOFR	Corporate bonds	1.593%	6/15/2028		351,500
	MOTOROLA SOLUTIONS INC	Corporate bonds	2.750%	6/15/2050		101,182
	MOTOROLA SOLUTIONS INC	Corporate bonds	4.600%	3/15/2049		123,391
	MOTOROLA SOLUTIONS INC	Corporate bonds	5.500%	12/28/2017		24,732
	MSBAM 15-C25	Corporate bonds	3.372%	5/15/2030		246,832
	NATIONAL RETAIL PPTYS INC	Corporate bonds	3.000%	3/1/2027		10,396
	NATIONAL RETAIL PPTYS INC	Corporate bonds	3.100%	9/1/2036		60,874
	NEW YORK ST D	Corporate bonds	5.000%	3/1/2045		110,088
	NGPL PIPECO LLC	Corporate bonds	3.250%	9/15/2041		38,600
	NGPL PIPECO LLC	Corporate bonds	4.875%	4/5/2029		95,688
	NGPL PIPECO LLC	Corporate bonds	7.768%	4/15/2025		26,601
	NISSAN MOTOR ACCEPTANCE CORP	Corporate bonds	2.450%	5/1/2050		45,680
	NISSAN MOTOR ACCEPTANCE CORP	Corporate bonds	2.650%	11/15/2030		27,235
	NISSAN MOTOR ACCEPTANCE CORP	Corporate bonds	2.800%	3/15/2029		296,170
	NISSAN MOTOR CO LTD	Corporate bonds	3.043%	7/1/2014		205,217
	NJ TPK	Corporate bonds	2.782%	9/1/2048		9,780

Schedule of Assets Held as of December 31, 2021
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 95-2043126
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	NJ TRANSP	Corporate bonds	4.131%	12/10/2051		16,797
	NORFOLK SOUTHERN CORP	Corporate bonds	2.550%	5/24/2031		42,985
	NORFOLK SOUTHERN CORP	Corporate bonds	2.900%	4/16/2030		20,044
	NORFOLK SOUTHERN CORP	Corporate bonds	3.150%	4/22/2029		3,180
	NORFOLK SOUTHERN CORP	Corporate bonds	3.400%	5/1/2027		13,938
	NORTHERN NATIONAL GAS CO DEL	Corporate bonds	4.300%	4/15/2050		45,595
	NORTHERN STATES POWER CO (MN)	Corporate bonds	2.600%	4/15/2029		22,895
	NORTHERN STATES POWER CO (MN)	Corporate bonds	2.900%	8/1/2048		55,526
	NORTHERN STATES POWER CO (MN)	Corporate bonds	3.200%	7/18/2029		8,476
	NORTHROP GRUMMAN CORP	Corporate bonds	2.930%	7/16/2025		229,173
	NORTHROP GRUMMAN CORP	Corporate bonds	4.030%	4/13/2030		94,337
	NORTHWEST FLA TIMBER FIN LLC	Corporate bonds	4.750%	11/29/2061		103,911
	NORTHWEST PIPELINE CORP	Corporate bonds	4.000%	7/20/2027		135,817
	NRG ENERGY INC	Corporate bonds	4.450%	2/13/2032		105,519
	NVENT FIN SARL	Corporate bonds	2.750%	10/20/2032		27,883
	NVIDIA CORP	Corporate bonds	1.550%	1/22/2031		78,369
	NVIDIA CORP	Corporate bonds	3.500%	7/22/2028		9,120
	NXP B V/NXP FDG LLC/NXP USA INC	Corporate bonds	2.500%	1/20/2027		23,059
	NXP B V/NXP FDG LLC/NXP USA INC	Corporate bonds	3.150%	1/24/2029		31,549

Schedule of Assets Held as of December 31, 2021
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 95-2043126
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	NXP B V/NXP FDG LLC/NXP USA INC	Corporate bonds	3.250%	1/27/2026		2,998
	NXP B V/NXP FDG LLC/NXP USA INC	Corporate bonds	3.400%	7/22/2038		49,023
	NXP B V/NXP FDG LLC/NXP USA INC	Corporate bonds	4.300%	1/23/2030		236,390
	OHIO POWER CO	Corporate bonds	2.900%	5/4/2027		29,894
	OHIO POWER CO	Corporate bonds	4.000%	5/24/2031		28,719
	ONCOR ELEC DELIVERY CO LLC	Corporate bonds	2.700%	5/23/2029		12,502
	ONCOR ELEC DELIVERY CO LLC	Corporate bonds	3.100%	9/1/2044		14,609
	ONCOR ELEC DELIVERY CO LLC	Corporate bonds	3.700%	10/15/2048		48,425
	ONCOR ELEC DELIVERY CO LLC	Corporate bonds	3.800%	4/15/2052		24,317
	ORACLE CORP	Corporate bonds	1.650%	4/15/2050		91,289
	ORACLE CORP	Corporate bonds	2.300%	2/15/2031		152,526
	ORACLE CORP	Corporate bonds	2.800%	7/15/2031		233,003
	ORACLE CORP	Corporate bonds	3.800%	8/15/2027		445,821
	ORACLE CORP	Corporate bonds	3.900%	12/15/2037		123,170
	ORIX CORP	Corporate bonds	2.900%	9/15/2028		184,098
	PACIFIC GAS & ELECTRIC CO	Corporate bonds	2.500%	7/13/2022		3,810
	PACIFIC GAS & ELECTRIC CO	Corporate bonds	3.250%	1/13/2022		31,102
	PACIFIC GAS & ELECTRIC CO	Corporate bonds	4.950%	9/15/2023		52,275
	PACKAGING CORP OF AMERICA	Corporate bonds	3.050%	1/1/2040		10,946

Schedule of Assets Held as of December 31, 2021
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 95-2043126
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	PARKER-HANNIFIN CORP	Corporate bonds	3.250%	6/15/2042		40,272
	PECO ENERGY COMPANY	Corporate bonds	3.050%	11/1/2029		38,756
	PENSKE TRUCK LEASING CO LP /CORP	Corporate bonds	1.200%	6/15/2026		82,814
	PENSKE TRUCK LEASING CO LP /CORP	Corporate bonds	2.700%	6/1/2027		61,826
	PENSKE TRUCK LEASING CO LP /CORP	Corporate bonds	4.000%	11/1/2049		12,880
	PENSKE TRUCK LEASING CO LP /CORP	Corporate bonds	4.450%	1/15/2049		38,400
	PIEDMONT NATURAL GAS CO	Corporate bonds	2.500%	6/1/2051		29,990
	PROLOGIS LP	Corporate bonds	3.000%	3/1/2050		13,390
	PUBLIC SERVICE ELEC & GAS CO	Corporate bonds	2.050%	4/1/2052		13,522
	PUBLIC SERVICE ELEC & GAS CO	Corporate bonds	3.150%	1/15/2025		3,136
	PUBLIC SERVICE ELEC & GAS CO	Corporate bonds	3.650%	10/15/2047		10,975
	QUALCOMM INC	Corporate bonds	4.300%	3/4/2029		57,601
	RAYTHEON TECHNOLOGIES CORP	Corporate bonds	2.820%	4/1/2027		33,793
	RAYTHEON TECHNOLOGIES CORP	Corporate bonds	3.030%	6/15/2029		41,197
	RAYTHEON TECHNOLOGIES CORP	Corporate bonds	3.750%	11/15/2031		49,017
	RAYTHEON TECHNOLOGIES CORP	Corporate bonds	4.125%	6/15/2028		95,076
	RAYTHEON TECHNOLOGIES CORP	Corporate bonds	4.200%	4/1/2050		33,967
	RAYTHEON TECHNOLOGIES CORP	Corporate bonds	7.000%	5/11/2031		6,371
	RAYTHEON TECHNOLOGIES CORP	Corporate bonds	7.200%	5/1/2027		24,962

Schedule of Assets Held as of December 31, 2021
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 95-2043126
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	REALTY INCOME CORP	Corporate bonds	3.250%	11/30/2051		23,656
	RELX CAPITAL INC	Corporate bonds	3.000%	5/1/2030		102,739
	RELX CAPITAL INC	Corporate bonds	3.500%	6/18/2029		152,345
	REPUBLIC SERVICES INC	Corporate bonds	2.375%	10/1/2051		9,953
	REPUBLIC SERVICES INC	Corporate bonds	3.375%	6/1/2049		22,504
	REYNOLDS AMERICAN INC	Corporate bonds	4.450%	11/15/2051		158,759
	REYNOLDS AMERICAN INC	Corporate bonds	5.850%	9/15/2049		36,451
	RYDER SYSTEM INC	Corporate bonds	3.350%	11/15/2028		48,600
	RYDER SYSTEM INC	Corporate bonds	4.625%	9/30/2047		166,787
	SABINE PASS LIQUEFACTION LLC	Corporate bonds	4.200%	3/25/2026		86,534
	SABINE PASS LIQUEFACTION LLC	Corporate bonds	5.000%	3/25/2028		152,752
	SABINE PASS LIQUEFACTION LLC	Corporate bonds	5.625%	4/1/2027		42,189
	SALESFORCE COM INC	Corporate bonds	3.050%	11/15/2037		6,171
	SANTANDER UK GROUP HOLDINGS PLC	Corporate bonds	1.089%	5/15/2035		198,170
	SCHWAB CHARLES CORP 4/VAR PERP	Corporate bonds	VAR	7/18/2022		15,150
	SCHWAB CHARLES CORP 4/VAR PERP	Corporate bonds	VAR	2/1/2031		107,100
	SERVICENOW INC	Corporate bonds	1.400%	6/1/2031		53,056
	SHERWIN WILLIAMS CO	Corporate bonds	4.500%	7/1/2050		21,185
	SHIRE ACQ INV IRELAND DA	Corporate bonds	3.200%	10/1/2051		304,411

Schedule of Assets Held as of December 31, 2021
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 95-2043126
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	SOUTHERN CALIFORNIA EDISON CO	Corporate bonds	1.200%	6/14/2029		34,282
	SOUTHERN CALIFORNIA EDISON CO	Corporate bonds	1.845%	3/15/2051		1,787
	SOUTHERN CALIFORNIA EDISON CO	Corporate bonds	3.700%	11/15/2025		244,505
	SOUTHWEST AIRLINES CO	Corporate bonds	2.750%	11/1/2024		30,417
	SOUTHWESTERN PUBLIC SERVICE CO	Corporate bonds	3.150%	7/15/2025		36,499
	STARBUCKS CORP	Corporate bonds	2.250%	1/29/2026		38,726
	STARBUCKS CORP	Corporate bonds	2.550%	3/15/2031		31,615
	STATE STREET CORP	Corporate bonds	5.625%	4/15/2050		61,829
	SUNCOR ENERGY INC	Corporate bonds	6.800%	8/1/2050		26,487
	SUNTORY HOLDINGS LTD	Corporate bonds	2.250%	1/1/2050		203,821
	SYNCHRONY FINANCIAL	Corporate bonds	4.500%	9/1/2028		10,804
	TAMPA ELECTRIC CO	Corporate bonds	4.450%	5/20/2047		30,160
	TEACHERS INS&ANNUITY ASSN AMER	Corporate bonds	4.270%	9/1/2051		26,572
	TEXAS EASTN TRANSMISSION LP	Corporate bonds	2.800%	3/15/2052		15,163
	TEXAS EASTN TRANSMISSION LP	Corporate bonds	4.150%	11/1/2046		97,816
	TEXTRON INC	Corporate bonds	3.650%	11/16/2028		26,828
	TEXTRON INC	Corporate bonds	3.900%	12/15/2044		54,897
	TEXTRON INC	Corporate bonds	4.000%	11/1/2028		21,637
	TIME WARNER CABLE LLC	Corporate bonds	5.875%	8/15/2027		26,206

Schedule of Assets Held as of December 31, 2021
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 95-2043126
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	T-MOBILE USA INC	Corporate bonds	3.400%	1/15/2031		34,838
	T-MOBILE USA INC	Corporate bonds	3.750%	5/22/2030		403,922
	TRANSCONTINENTAL GAS LINE LLC	Corporate bonds	3.950%	3/16/2023		7,841
	TRANSCONTINENTAL GAS LINE LLC	Corporate bonds	4.000%	3/15/2033		102,712
	TRANSCONTINENTAL GAS LINE LLC	Corporate bonds	7.850%	11/15/2027		306,379
	UBS GROUP AG	Corporate bonds	2.650%	6/12/2025		201,352
	UNION PACIFIC CORP	Corporate bonds	2.891%	8/15/2045		45,062
	UNION PACIFIC CORP	Corporate bonds	2.950%	9/1/2025		2,024
	UNION PACIFIC CORP	Corporate bonds	3.250%	6/1/2025		38,584
	UNION PACIFIC CORP	Corporate bonds	4.000%	3/15/2028		27,053
	UNION PACIFIC CORP	Corporate bonds	4.500%	3/15/2027		12,604
	UNION PACIFIC RAILROAD CO	Corporate bonds	3.227%	3/1/2025		48,016
	UNITED AIR 2019-2 B PTT	Corporate bonds	3.500%	7/15/2061		27,602
	UNITED AIRLINES 2015-1 CLASS A PASS THROU	Corporate bonds	VAR	3/15/2025		11,540
	UNITED AIRLINES 2016-2 CLASS AA PASS THRO	Corporate bonds	VAR	12/31/2099		20,073
	UNITED AIRLINES 2019-1 CLASS AA PASS THRO	Corporate bonds	VAR	12/31/2099		26,859
	UNITED AIRLINES 2020-1 CLASS A PASS THROU	Corporate bonds	VAR	9/1/2030		84,103
	UNITED AIRLS 2014-1 PASS THRU TR	Corporate bonds	4.750%	6/1/2047		10,396
	UNITED AIRLS 2014-2 SER B ETC	Corporate bonds	4.625%	9/23/2026		22,172

Schedule of Assets Held as of December 31, 2021
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 95-2043126
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	UNITED AIRLS 2016-2 CL B PASS THRU TR 3.6	Corporate bonds	3.600%	2/1/2026		59,792
	UNITED AIRLS INC 2018-1 PASS THRU TRS 3.5	Corporate bonds	3.500%	2/1/2022		8,946
	UNITED AIRLS INC 2018-1B PASS THRU TR 4.6	Corporate bonds	4.600%	8/1/2025		18,462
	UNITED AIRLS INC 2019-2AA PASS THRU TRS 2	Corporate bonds	VAR	11/16/2022		36,176
	UNITED AIRLS PASS THRU	Corporate bonds	3.100%	5/1/2050		1,623
	UNITED TEC CORP	Corporate bonds	4.150%	3/12/2030		46,616
	UNITEDHEALTH GROUP INC	Corporate bonds	3.750%	11/15/2030		35,583
	UNITEDHEALTH GROUP INC	Corporate bonds	4.750%	12/31/2099		99,490
	VERIZON COMMUNICATIONS INC	Corporate bonds	2.100%	5/15/2038		122,232
	VERIZON COMMUNICATIONS INC	Corporate bonds	2.987%	10/16/2024		87,086
	VERIZON COMMUNICATIONS INC	Corporate bonds	3.000%	7/23/2025		24,303
	VERIZON COMMUNICATIONS INC	Corporate bonds	3.150%	6/15/2049		397,790
	VERIZON COMMUNICATIONS INC	Corporate bonds	3.700%	5/15/2047		15,179
	VERIZON COMMUNICATIONS INC	Corporate bonds	3.875%	10/15/2022		107,493
	VERIZON COMMUNICATIONS INC	Corporate bonds	4.016%	1/15/2048		130,048
	VERIZON GLBL	Corporate bonds	5.850%	3/15/2027		53,407
	VIACOM INC	Corporate bonds	6.875%	9/17/2029		68,700
	VIRGINIA ELECTRIC AND POWER CO	Corporate bonds	3.450%	3/15/2026		59,720
	VIRGINIA ELECTRIC AND POWER CO	Corporate bonds	4.200%	11/15/2040		28,391

Schedule of Assets Held as of December 31, 2021
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 95-2043126
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	VIRGINIA ELECTRIC AND POWER CO	Corporate bonds	6.000%	10/15/2052		82,029
	VISTRA OPERATIONS CO LLC	Corporate bonds	4.300%	4/15/2027		71,649
	VMWARE INC	Corporate bonds	2.200%	5/15/2050		47,145
	VMWARE INC	Corporate bonds	3.900%	3/15/2028		64,234
	VODAFONE GROUP PLC	Corporate bonds	4.125%	2/1/2026		95,080
	VODAFONE GROUP PLC	Corporate bonds	5.250%	2/1/2022		27,352
	WASTE MANAGEMENT INC DEL	Corporate bonds	2.950%	4/6/2036		12,514
	WELLS FARGO & CO NEW	Corporate bonds	2.164%	3/10/2052		172,537
	WELLS FARGO & CO NEW	Corporate bonds	2.572%	2/5/2050		12,250
	WELLS FARGO & CO NEW	Corporate bonds	2.879%	4/15/2047		101,880
	WELLS FARGO & CO NEW	Corporate bonds	3.068%	9/10/2048		91,272
	WELLS FARGO & CO NEW	Corporate bonds	3.584%	5/14/2026		110,727
	WESTERN DIGITAL CORP	Corporate bonds	2.850%	11/1/2029		9,087
	WESTLAKE AUTOMOBILE RECEIVABLES TRUST 1.4	Corporate bonds	VAR	6/1/2029		47,054
	WESTLAKE CHEMICAL CORP	Corporate bonds	3.375%	47580		22,894
					Total Corporate bonds	37,514,939

	FEDERAL FARM CREDIT BANKS	U.S. Government Agencies	3.220%	1/2/2029		206,211
	FEDERAL HOME LN MTG CORP CTFS GTD 2014 SE	U.S. Government Agencies	VAR	4/15/2044		326,308

Schedule of Assets Held as of December 31, 2021
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 95-2043126
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	FEDERAL HOME LN MTG MLT CTF GT	U.S. Government Agencies	1.640%	12/25/2029		26,298
	FEDERAL HOME LN MTG MLT CTF GT	U.S. Government Agencies	3.370%	7/25/2025		241,706
	FEDERAL HOME LN MTG MLT CTF GT	U.S. Government Agencies	VAR	10/25/2030		38,142
	FEDERAL NAT MTG ASN GTD REM PA	U.S. Government Agencies	VAR	12/25/2040		383
	FEDERAL NAT MTG ASN GTD REM PA	U.S. Government Agencies	4.000%	2/25/2041		284,582
	FEDERAL NAT MTG ASN GTD REM PA	U.S. Government Agencies	5.500%	5/25/2045		56,504
	FEDERAL NATL MTG AS GTD RE PTT	U.S. Government Agencies	4.000%	8/25/2033		323,818
	GNII #004292	U.S. Government Agencies	6.500%	11/20/2038		2,662
	GNII II #004922	U.S. Government Agencies	4.000%	1/20/2041		17,163
	GNII II #004800	U.S. Government Agencies	4.000%	9/20/2040		2,111
	GNII II #004833	U.S. Government Agencies	4.000%	10/20/2040		2,370
	GNII II #004832	U.S. Government Agencies	4.000%	12/20/2040		24,835
	GNII II #004617	U.S. Government Agencies	4.500%	1/20/2040		2,439
	GNII II #004636	U.S. Government Agencies	4.500%	2/20/2040		2,035
	GNII II #004696	U.S. Government Agencies	4.500%	5/20/2040		130
	GNII II #005115	U.S. Government Agencies	4.500%	7/20/2041		79,578
	GNII II #004771	U.S. Government Agencies	4.500%	8/20/2040		4,487
	GNII II #004598	U.S. Government Agencies	4.500%	12/20/2039		2,033
	GNII II #005018	U.S. Government Agencies	5.000%	4/20/2041		6,054

Schedule of Assets Held as of December 31, 2021
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 95-2043126
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	GNII II #005056	U.S. Government Agencies	5.000%	5/20/2041		1,560
	GNII II #005083	U.S. Government Agencies	5.000%	6/20/2041		10,088
	GNII II #005116	U.S. Government Agencies	5.000%	7/20/2041		8,846
	GNII II #004559	U.S. Government Agencies	5.000%	10/20/2039		69,293
	GNII II #004223	U.S. Government Agencies	6.500%	8/20/2038		7,216
	GNII II #MA7367	U.S. Government Agencies	2.500%	5/20/2051		471,710
	GNII II #MA7472	U.S. Government Agencies	2.500%	7/20/2051		199,791
	GNII II #MA6865	U.S. Government Agencies	2.500%	9/20/2050		667,161
	GNII II #MA7750	U.S. Government Agencies	2.500%	11/20/2051		358,095
	GNII II #MA7254	U.S. Government Agencies	2.000%	3/20/2051		177,804
	GNII II #MA7311	U.S. Government Agencies	2.000%	4/20/2051		468,500
	GNII II #MA7366	U.S. Government Agencies	2.000%	5/20/2051		416,270
	GNII II #MA2960	U.S. Government Agencies	3.000%	7/20/2045		322,222
	GNII II #MA3104	U.S. Government Agencies	3.000%	9/20/2045		169,288
	GNII II #MA4321	U.S. Government Agencies	3.500%	3/20/2047		444,761
	GNII II #MA3597	U.S. Government Agencies	3.500%	4/20/2046		403,828
	GNII II #MA6657	U.S. Government Agencies	3.500%	5/20/2050		141,289
	GNII II #MA3034	U.S. Government Agencies	3.500%	8/20/2045		560,319
	GNII II #MA3173	U.S. Government Agencies	3.500%	10/20/2045		48,035

Schedule of Assets Held as of December 31, 2021
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 95-2043126
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	GNII II #MA4261	U.S. Government Agencies	3.000%	2/20/2047		373,560
	GNII II #MA6089	U.S. Government Agencies	3.000%	8/20/2049		535,788
	GNII II #MA1678	U.S. Government Agencies	4.000%	2/20/2044		241,692
	GNII II #MA5331	U.S. Government Agencies	4.500%	7/20/2048		155,300
	GNII II #MA5466	U.S. Government Agencies	4.000%	9/20/2048		153,410
	GNMA #728627	U.S. Government Agencies	4.500%	1/15/2040		5,236
	GNMA #738019	U.S. Government Agencies	4.500%	2/15/2041		5,378
	GNMA #745793	U.S. Government Agencies	4.500%	7/15/2040		9,434
	GNMA #783609	U.S. Government Agencies	4.500%	10/15/2040		27,264
	GNMA #783610	U.S. Government Agencies	4.500%	11/15/2041		21,204
	GNMA #782557	U.S. Government Agencies	5.000%	1/15/2039		33,418
	GNMA #782619	U.S. Government Agencies	5.000%	4/15/2039		23,387
	GNMA #782958	U.S. Government Agencies	5.000%	5/15/2040		11,170
	GNMA #783571	U.S. Government Agencies	5.000%	12/15/2033		11,425
	GNMA #781590	U.S. Government Agencies	5.500%	4/15/2033		1,845
	GNMA #689835	U.S. Government Agencies	6.500%	8/15/2038		5,068
	GNMA #782510	U.S. Government Agencies	6.500%	12/15/2038		5,290
	GNMA 30YR #615516	U.S. Government Agencies	4.500%	9/15/2033		5,598
	GNMA 30YR #762838	U.S. Government Agencies	4.000%	3/15/2041		11,419

Schedule of Assets Held as of December 31, 2021
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 95-2043126
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	GNMA 30YR #499416	U.S. Government Agencies	6.000%	2/15/2029		141
	GNMA #759138	U.S. Government Agencies	4.000%	1/15/2041		22,643
	GNMA II #783590	U.S. Government Agencies	4.500%	6/20/2041		14,652
	GNMA II #783584	U.S. Government Agencies	4.500%	7/20/2041		12,396
					Total U.S. Government Agencies	8,282,643

	UNIV CAL REV	State and local obligations	4.767%	5/15/2115		143,054
					Total State and Local Obligations	143,054

	FHLB	Agency mortgage backed securities	5.500%	7/15/2036		355,276
	FHLG #G01838	Agency mortgage backed securities	5.000%	7/1/2035		36,777
	FHLG #G01840	Agency mortgage backed securities	5.000%	7/1/2035		29,359
	FHLG 15YR #V60770	Agency mortgage backed securities	2.500%	3/1/2030		19,014
	FHLG 15YR #J31418	Agency mortgage backed securities	2.500%	5/1/2030		20,070
	FHLG 15YR #V60796	Agency mortgage backed securities	2.500%	5/1/2030		30,893
	FHLG 15YR #J32204	Agency mortgage backed securities	2.500%	7/1/2030		7,335
	FHLG 15YR #J32209	Agency mortgage backed securities	2.500%	7/1/2030		6,713
	FHLG 15YR #J32491	Agency mortgage backed securities	2.500%	7/1/2030		1,786
	FHLG 15YR #V60905	Agency mortgage backed securities	2.500%	7/1/2030		1,982

Schedule of Assets Held as of December 31, 2021
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 95-2043126
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	FHLG 15YR #V60886	Agency mortgage backed securities	2.500%	8/1/2030		34,023
	FHLG 15YR #V60902	Agency mortgage backed securities	2.500%	8/1/2030		28,600
	FHLG 15YR #V60903	Agency mortgage backed securities	2.500%	9/1/2030		26,767
	FHLG 15YR #V60904	Agency mortgage backed securities	2.500%	9/1/2030		50,377
	FHLG 15YR #RC1887	Agency mortgage backed securities	2.000%	3/1/2036		618,598
	FHLG 15YR #QN7685	Agency mortgage backed securities	2.000%	9/1/2036		321,564
	FHLG 15YR #V60696	Agency mortgage backed securities	3.000%	1/1/2030		9,036
	FHLG 15YR #V60724	Agency mortgage backed securities	3.000%	1/1/2030		11,008
	FHLG 15YR #G15520	Agency mortgage backed securities	3.000%	7/1/2030		38,579
	FHLG 15YR #V60908	Agency mortgage backed securities	3.000%	8/1/2030		49,196
	FHLG 15YR #V60909	Agency mortgage backed securities	3.000%	8/1/2030		8,539
	FHLG 15YR #J32436	Agency mortgage backed securities	3.000%	8/1/2030		5,163
	FHLG 15YR #J31689	Agency mortgage backed securities	3.000%	5/1/2030		41,113
	FHLG 15YR #V60840	Agency mortgage backed securities	3.000%	6/1/2030		50,941
	FHLG 15YR #J32181	Agency mortgage backed securities	3.000%	7/1/2030		5,086
	FHLG 30YR #SD8167	Agency mortgage backed securities	2.500%	9/1/2051		234,404
	FHLG 30YR #SD8161	Agency mortgage backed securities	2.500%	8/1/2051		1,193,786
	FHLG 30YR #SD8150	Agency mortgage backed securities	2.000%	6/1/2051		530,753
	FHLG 30YR	Agency mortgage backed securities	2.000%	7/1/2051		2,624,513

Schedule of Assets Held as of December 31, 2021
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 95-2043126
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	FHLG 30YR #Q14866	Agency mortgage backed securities	3.000%	1/1/2043		33,910
	FHLG 30YR #Q16403	Agency mortgage backed securities	3.000%	3/1/2043		24,317
	FHLG 30YR #Q16567	Agency mortgage backed securities	3.000%	3/1/2043		33,972
	FHLG 30YR #Q16673	Agency mortgage backed securities	3.000%	3/1/2043		25,348
	FHLG 30YR #G07550	Agency mortgage backed securities	3.000%	8/1/2043		148,249
	FHLG 30YR #Q17095	Agency mortgage backed securities	3.000%	4/1/2043		36,542
	FHLG 30YR #ZT1476	Agency mortgage backed securities	3.500%	2/1/2048		66,357
	FHLG 30YR #SD0494	Agency mortgage backed securities	3.500%	6/1/2049		271,491
	FHLG 30YR #SD0480	Agency mortgage backed securities	3.500%	6/1/2045		284,376
	FHLG 30YR #SD0493	Agency mortgage backed securities	3.500%	6/1/2048		148,204
	FHLG 30YR #Q20021	Agency mortgage backed securities	3.500%	7/1/2043		46,673
	FHLG 30YR #V83224	Agency mortgage backed securities	3.500%	7/1/2047		160,780
	FHLG 30YR #V80355	Agency mortgage backed securities	3.500%	8/1/2043		37,916
	FHLG 30YR #SD0491	Agency mortgage backed securities	3.500%	8/1/2049		257,766
	FHLG 30YR #Q36302	Agency mortgage backed securities	3.500%	9/1/2045		6,714
	FHLG 30YR #G08784	Agency mortgage backed securities	3.500%	10/1/2047		335,657
	FHLG 30YR #SD0496	Agency mortgage backed securities	3.000%	2/1/2047		234,476
	FHLG 30YR #SD0497	Agency mortgage backed securities	3.000%	12/1/2043		414,014
	FHLG 30YR #G08624	Agency mortgage backed securities	4.000%	1/1/2045		58,373

Schedule of Assets Held as of December 31, 2021
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 95-2043126
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	FHLG 30YR #G07786	Agency mortgage backed securities	4.000%	8/1/2044		42,100
	FHLG 30YR #G08672	Agency mortgage backed securities	4.000%	10/1/2045		44,645
	FHLG 30YR #Q24894	Agency mortgage backed securities	4.500%	2/1/2044		13,584
	FHLG 30YR #Q00804	Agency mortgage backed securities	4.500%	5/1/2041		11,636
	FHLG 30YR #Q00959	Agency mortgage backed securities	4.500%	5/1/2041		12,672
	FHLG 30YR #Q27375	Agency mortgage backed securities	4.500%	7/1/2044		8,852
	FHLG 30YR #G60198	Agency mortgage backed securities	4.500%	9/1/2044		48,872
	FHLG 30YR #Q29187	Agency mortgage backed securities	4.500%	10/1/2044		4,071
	FHLG 30YR 1/2039#	Agency mortgage backed securities	4.500%	12/1/2039		6,772
	FHLG 30YR #G60018	Agency mortgage backed securities	4.500%	12/1/2043		25,896
	FHLG 30YR #SD0478	Agency mortgage backed securities	4.000%	1/1/2045		26,866
	FHLG 30YR #SD0490	Agency mortgage backed securities	4.000%	1/1/2045		231,413
	FHLG 30YR #Q31644	Agency mortgage backed securities	4.000%	2/1/2045		306,591
	FHLG 30YR #A97420	Agency mortgage backed securities	4.000%	3/1/2041		151,776
	FHLG 30YR #SD0489	Agency mortgage backed securities	4.000%	4/1/2048		197,797
	FHLG 30YR #SD0503	Agency mortgage backed securities	4.000%	4/1/2048		188,807
	FHLG 30YR #SD0492	Agency mortgage backed securities	4.000%	8/1/2048		7,825
	FHLG 30YR #SD0507	Agency mortgage backed securities	4.000%	9/1/2045		357,880
	FHLG 30YR #G07962	Agency mortgage backed securities	5.000%	11/1/2041		53,832

Schedule of Assets Held as of December 31, 2021
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 95-2043126
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	FHLG 30YR #G07642	Agency mortgage backed securities	5.000%	10/1/2041		17,729
	FHLG 30YR #A71746	Agency mortgage backed securities	5.500%	1/1/2038		32,737
	FHLG 30YR #G07553	Agency mortgage backed securities	5.500%	6/1/2041		12,482
	FHLG 30YR #A81740	Agency mortgage backed securities	5.500%	9/1/2038		50,855
	FHLG 30YR #G07613	Agency mortgage backed securities	3.000%	4/1/2039		24,788
	FHLG 4.5% #G60148	Agency mortgage backed securities	4.500%	7/1/2045		39,925
	FHR 2014-4316 XZ	Agency mortgage backed securities	4.500%	3/15/2044		270,675
	FNMA #AB1226	Agency mortgage backed securities	4.500%	7/1/2040		2,978
	FNMA #AD7992	Agency mortgage backed securities	4.500%	7/1/2040		10,137
	FNMA #AD8036	Agency mortgage backed securities	4.500%	8/1/2040		34,737
	FNMA #AE3049	Agency mortgage backed securities	4.500%	9/1/2040		200,493
	FNMA #AL2482	Agency mortgage backed securities	4.500%	9/1/2042		10,576
	FNMA #676654	Agency mortgage backed securities	5.500%	1/1/2033		29,529
	FNMA #676661	Agency mortgage backed securities	5.500%	1/1/2033		24,823
	FNMA #735989	Agency mortgage backed securities	5.500%	2/1/2035		1,561
	FNMA #555424	Agency mortgage backed securities	5.500%	5/1/2033		28,570
	FNMA #555591	Agency mortgage backed securities	5.500%	7/1/2033		13,057
	FNMA #995113	Agency mortgage backed securities	5.500%	9/1/2036		53,389
	FNMA #254548	Agency mortgage backed securities	5.500%	12/1/2032		37,285

Schedule of Assets Held as of December 31, 2021
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 95-2043126
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	FNMA #889529	Agency mortgage backed securities	6.000%	3/1/2038		3,837
	FNMA #889466	Agency mortgage backed securities	6.000%	5/1/2038		8,395
	FNMA #889983	Agency mortgage backed securities	6.000%	10/1/2038		5,765
	FNMA #AL1704	Agency mortgage backed securities	6.500%	5/1/2040		33,338
	FNMA #AT2037	Agency mortgage backed securities	3.000%	4/1/2043		9578
	FNMA 15YR #AL1938	Agency mortgage backed securities	4.000%	12/1/2026		16,186
	FNMA 15YR #AL2683	Agency mortgage backed securities	4.000%	9/1/2026		23,914
	FNMA 15YR #909353	Agency mortgage backed securities	5.500%	2/1/2022		371
	FNMA 15YR #FM8851	Agency mortgage backed securities	1.500%	9/1/2036		578,307
	FNMA 15YR #AQ1292	Agency mortgage backed securities	2.500%	2/1/2028		14,088
	FNMA 15YR #AY3416	Agency mortgage backed securities	2.500%	4/1/2030		16,032
	FNMA 15YR #AY0828	Agency mortgage backed securities	2.500%	5/1/2030		9,230
	FNMA 15YR #AS5093	Agency mortgage backed securities	2.500%	6/1/2030		21,419
	FNMA 15YR #AS5147	Agency mortgage backed securities	2.500%	6/1/2030		14,436
	FNMA 15YR #AS5407	Agency mortgage backed securities	2.500%	7/1/2030		34,584
	FNMA 15YR #AZ2170	Agency mortgage backed securities	2.500%	7/1/2030		9,524
	FNMA 15YR #AS5548	Agency mortgage backed securities	2.500%	8/1/2030		14,880
	FNMA 15YR #AS5551	Agency mortgage backed securities	2.500%	8/1/2030		15,084
	FNMA 15YR #AS5618	Agency mortgage backed securities	2.500%	8/1/2030		17,164

Schedule of Assets Held as of December 31, 2021
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 95-2043126
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	FNMA 15YR #AY8440	Agency mortgage backed securities	2.500%	8/1/2030		224,008
	FNMA 15YR #AS5614	Agency mortgage backed securities	2.500%	8/1/2030		20,024
	FNMA 15YR #AS5786	Agency mortgage backed securities	2.500%	9/1/2030		19,378
	FNMA 15YR #AS5872	Agency mortgage backed securities	2.500%	9/1/2030		24,324
	FNMA 15YR #FM7771	Agency mortgage backed securities	2.000%	7/1/2036		32,511
	FNMA 15YR #AL6144	Agency mortgage backed securities	3.000%	1/1/2030		122,331
	FNMA 15YR #AL6583	Agency mortgage backed securities	3.000%	3/1/2030		30,259
	FNMA 15YR #AL6584	Agency mortgage backed securities	3.000%	4/1/2030		24,251
	FNMA 15YR #AS2676	Agency mortgage backed securities	3.000%	6/1/2029		24,866
	FNMA 15YR #AX9701	Agency mortgage backed securities	3.000%	7/1/2030		26,124
	FNMA 15YR #AZ2297	Agency mortgage backed securities	3.000%	7/1/2030		3,670
	FNMA 15YR #AL7139	Agency mortgage backed securities	3.000%	7/1/2030		20,504
	FNMA 15YR #AL7225	Agency mortgage backed securities	3.000%	8/1/2030		35,763
	FNMA 15YR #AL7227	Agency mortgage backed securities	3.000%	8/1/2030		30,583
	FNMA 15YR #AS5623	Agency mortgage backed securities	3.000%	8/1/2030		26,359
	FNMA 15YR #AX3298	Agency mortgage backed securities	3.000%	8/1/2030		5,521
	FNMA 15YR #AZ8597	Agency mortgage backed securities	3.000%	8/1/2030		2,311
	FNMA 15YR #AS5622	Agency mortgage backed securities	3.000%	8/1/2030		25,333
	FNMA 15YR #AS3220	Agency mortgage backed securities	3.000%	9/1/2029		21,936

Schedule of Assets Held as of December 31, 2021
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 95-2043126
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	FNMA 15YR #AS3355	Agency mortgage backed securities	3.000%	9/1/2029		19,917
	FNMA 15YR #AZ5719	Agency mortgage backed securities	3.000%	9/1/2030		11,249
	FNMA 15YR #AS5714	Agency mortgage backed securities	3.000%	9/1/2030		21,229
	FNMA 15YR #AL4922	Agency mortgage backed securities	3.500%	2/1/2029		20,985
	FNMA 15YR #AB3251	Agency mortgage backed securities	3.500%	7/1/2026		71,114
	FNMA 15YR #AL5884	Agency mortgage backed securities	3.500%	8/1/2029		73,082
	FNMA 15YR #AS5708	Agency mortgage backed securities	3.500%	8/1/2030		21,270
	FNMA 15YR #AW0937	Agency mortgage backed securities	3.000%	4/1/2029		21,950
	FNMA 15YR #AW1247	Agency mortgage backed securities	3.000%	5/1/2029		28,934
	FNMA 15YR #AZ7833	Agency mortgage backed securities	3.000%	8/1/2030		4,682
	FNMA 15YR #AS5728	Agency mortgage backed securities	3.000%	9/1/2030		26,555
	FNMA 15YR #AL6761	Agency mortgage backed securities	3.000%	5/1/2030		14,842
	FNMA 15YR #AX9700	Agency mortgage backed securities	3.000%	7/1/2030		5,348
	FNMA 15YR #AL5956	Agency mortgage backed securities	4.000%	5/1/2027		29,970
	FNMA 15YR #AE0812	Agency mortgage backed securities	5.000%	7/1/2025		278
	FNMA 20YR #AE0096	Agency mortgage backed securities	5.500%	7/1/2025		14,397
	FNMA #AT2040	Agency mortgage backed securities	3.000%	4/1/2043		26,532
	FNMA #AT2043	Agency mortgage backed securities	3.000%	4/1/2043		39,092
	FNMA #AB9462	Agency mortgage backed securities	3.000%	5/1/2043		53,151

Schedule of Assets Held as of December 31, 2021
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 95-2043126
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	FNMA #AB9662	Agency mortgage backed securities	3.000%	6/1/2043		62,511
	FNMA #AR7568	Agency mortgage backed securities	3.000%	3/1/2043		19,212
	FNMA #AR7576	Agency mortgage backed securities	3.000%	3/1/2043		34,397
	FNMA #AR8630	Agency mortgage backed securities	3.000%	4/1/2043		27,351
	FNMA 30YR #MA4397	Agency mortgage backed securities	1.500%	8/1/2051		295,181
	FNMA 30YR	Agency mortgage backed securities	2.500%	6/1/2051		295,830
	FNMA 30YR #MA4379	Agency mortgage backed securities	2.500%	7/1/2051		2,533,633
	FNMA 30YR #MA4399	Agency mortgage backed securities	2.500%	8/1/2051		236,503
	FNMA 30YR 1/2051#	Agency mortgage backed securities	2.500%	11/1/2051		844,396
	FNMA 30YR #FM5362	Agency mortgage backed securities	2.500%	12/1/2050		419916
	FNMA 30YR 1/2051#	Agency mortgage backed securities	2.000%	5/1/2051		1,817,294
	FNMA 30YR #FM8446	Agency mortgage backed securities	2.000%	8/1/2051		292,921
	FNMA 30YR #MA4398	Agency mortgage backed securities	2.000%	8/1/2051		593,789
	FNMA 30YR #MA4413	Agency mortgage backed securities	2.000%	9/1/2051		353,174
	FNMA 30YR	Agency mortgage backed securities	2.000%	11/1/2051		714,057
	FNMA 30YR #AB7458	Agency mortgage backed securities	3.000%	1/1/2043		31,443
	FNMA 30YR #AB7497	Agency mortgage backed securities	3.000%	1/1/2043		33,184
	FNMA 30YR #AB7567	Agency mortgage backed securities	3.000%	1/1/2043		32,223
	FNMA 30YR #AB7755	Agency mortgage backed securities	3.000%	1/1/2043		35,532

Schedule of Assets Held as of December 31, 2021
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 95-2043126
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	FNMA 30YR #AB8701	Agency mortgage backed securities	3.000%	3/1/2043		44494
	FNMA 30YR #AB8712	Agency mortgage backed securities	3.000%	3/1/2043		11,390
	FNMA 30YR #AB8830	Agency mortgage backed securities	3.000%	3/1/2043		26,679
	FNMA 30YR #AR9218	Agency mortgage backed securities	3.000%	3/1/2043		26,628
	FNMA 30YR	Agency mortgage backed securities	3.000%	4/1/2043		34,799
	FNMA 30YR #AB8924	Agency mortgage backed securities	3.000%	4/1/2043		31,060
	FNMA 30YR #AB9341	Agency mortgage backed securities	3.000%	5/1/2043		94,037
	FNMA 30YR #AB7271	Agency mortgage backed securities	3.000%	12/1/2042		29,392
	FNMA 30YR #AB7425	Agency mortgage backed securities	3.000%	12/1/2042		25,302
	FNMA 30YR #MA3939	Agency mortgage backed securities	3.500%	2/1/2050		162,253
	FNMA 30YR #MA3305	Agency mortgage backed securities	3.500%	3/1/2048		150,732
	FNMA 30YR #MA3332	Agency mortgage backed securities	3.500%	4/1/2048		217,134
	FNMA 30YR #FM5295	Agency mortgage backed securities	3.500%	4/1/2048		67,099
	FNMA 30YR #890877	Agency mortgage backed securities	3.500%	7/1/2048		172,185
	FNMA 30YR #FM5665	Agency mortgage backed securities	3.500%	8/1/2048		85,946
	FNMA 30YR #FM3278	Agency mortgage backed securities	3.500%	11/1/2048		52,115
	FNMA 30YR #FM1001	Agency mortgage backed securities	3.500%	11/1/2048		75,915
	FNMA 30YR #MA1363	Agency mortgage backed securities	3.000%	2/1/2043		71,114
	FNMA 30YR #BM1145	Agency mortgage backed securities	3.000%	3/1/2043		235,976

Schedule of Assets Held as of December 31, 2021
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 95-2043126
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	FNMA 30YR #FM5291	Agency mortgage backed securities	3.000%	7/1/2046		144,905
	FNMA 30YR #FM5289	Agency mortgage backed securities	3.000%	8/1/2050		467,205
	FNMA 30YR #BD6718	Agency mortgage backed securities	3.000%	9/1/2046		11,143
	FNMA 30YR #BC4752	Agency mortgage backed securities	3.000%	10/1/2046		175,473
	FNMA 30YR #BD6102	Agency mortgage backed securities	3.000%	10/1/2046		21,971
	FNMA 30YR #BD6533	Agency mortgage backed securities	3.000%	10/1/2046		52,659
	FNMA 30YR #AS8487	Agency mortgage backed securities	3.000%	12/1/2046		219,228
	FNMA 30YR #AS8489	Agency mortgage backed securities	3.000%	12/1/2046		201,150
	FNMA 30YR #AB9016	Agency mortgage backed securities	3.000%	4/1/2043		35,210
	FNMA 30YR #AZ4782	Agency mortgage backed securities	4.000%	10/1/2045		51,148
	FNMA 30YR #AL5097	Agency mortgage backed securities	4.500%	9/1/2043		62,608
	FNMA 30YR #AL5231	Agency mortgage backed securities	4.500%	9/1/2042		35,674
	FNMA 30YR #AL2499	Agency mortgage backed securities	4.500%	1/1/2042		230,694
	FNMA 30YR #AL6302	Agency mortgage backed securities	4.500%	10/1/2041		38,712
	FNMA 30YR #AB3314	Agency mortgage backed securities	4.500%	7/1/2041		2,536
	FNMA 30YR #MA3444	Agency mortgage backed securities	4.500%	8/1/2048		55,900
	FNMA 30YR #AS5952	Agency mortgage backed securities	4.500%	10/1/2045		46,796
	FNMA 30YR #FM5296	Agency mortgage backed securities	4.000%	1/1/2049		46,561
	FNMA 30YR #FM1238	Agency mortgage backed securities	4.000%	3/1/2049		219,985

Schedule of Assets Held as of December 31, 2021
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 95-2043126
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	FNMA 30YR #MA3521	Agency mortgage backed securities	4.000%	11/1/2048		45,258
	FNMA 30YR #BK7881	Agency mortgage backed securities	5.000%	10/1/2048		88,304
	FNMA 30YR #AL4141	Agency mortgage backed securities	6.000%	4/1/2040		36,290
	FNMA 30YR #AL4142	Agency mortgage backed securities	6.000%	6/1/2041		13,274
	FNMA 30YR #AE0823	Agency mortgage backed securities	6.000%	9/1/2040		3,795
	FNMAP	Agency mortgage backed securities	VAR	5/15/2030		280,889
	FREDDIE MAC	Agency mortgage backed securities	VAR	3/15/2031		17,010
	FREDDIE MAC	Agency mortgage backed securities	VAR	9/15/2029		61,083
	SARM 04-13 2A1 1ML+30	Agency mortgage backed securities	VAR	9/25/2034		20,225
	SCRT 2018-2 MA	Agency mortgage backed securities	3.500%	11/25/2057		55,501
					Total agency mortgage backed securities	26,753,348

	AMERICAN EXPRESS CR ACC MST TR	Asset and other mortgage backed securities	0.900%	11/15/2026		496,039
	BAMLL 12-PARK A	Asset and other mortgage backed securities	2.959%	12/10/2030		278,538
	BANK 2019	Asset and other mortgage backed securities	3.626%	12/15/2052		73,716
	BANK 2021-BNK38	Asset and other mortgage backed securities	2.521%	12/15/2064		123,365
	BBCMS MTG TR 2018-C2	Asset and other mortgage backed securities	VAR	12/15/2051		112,975
	BENCHMARK 2021-B31 MORTGAGE TRUST	Asset and other mortgage backed securities	2.669%	12/15/2054		134,882
	BX 2020-BXLP A 1ML+82.15	Asset and other mortgage backed securities	VAR	12/15/2036		137,699

Schedule of Assets Held as of December 31, 2021
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 95-2043126
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	BX 2021-MFM1 A 1ML+0	Asset and other mortgage backed securities	VAR	1/15/2034		79,446
	BX COML MTG TR 2021-CIP 1ML+92.1	Asset and other mortgage backed securities	VAR	12/15/2028		119,964
	BX COMMERCIAL MORTGAGE TRUST 2020-VIV4 2.	Asset and other mortgage backed securities	VAR	3/9/2044		184,927
	BX TR 2019-OC11	Asset and other mortgage backed securities	4.075%	12/9/2041		61,808
	BX TR 2021-ARIA 1ML+89.91	Asset and other mortgage backed securities	VAR	10/15/2036		244,539
	CANTOR COMMERCIAL REAL ESTATE LENDING 201	Asset and other mortgage backed securities	VAR	1/15/2053		39,973
	CHASE HOME LENDING MORTGAGE TRUST 2019-AT	Asset and other mortgage backed securities	VAR	7/25/2049		21,208
	CIM TRUST 2019-INV3	Asset and other mortgage backed securities	2.773%	8/25/2049		66,557
	CITIGROUP COMMERCIAL MORTGAGE TRUST 2013-	Asset and other mortgage backed securities	VAR	5/10/2035		214,402
	COLLEGE AVE STUDENT LOANS 2021-C LLC 2.32	Asset and other mortgage backed securities	VAR	7/26/2055		99,967
	COMM 2013-GAM MTG TR	Asset and other mortgage backed securities	3.367%	2/10/2028		152,294
	COMM 2013-WWP MTG TR	Asset and other mortgage backed securities	3.424%	3/10/2031		102,507
	COMM 2013-WWP MTG TR	Asset and other mortgage backed securities	3.898%	3/10/2031		102,987
	COMM 2015-CR23 A4	Asset and other mortgage backed securities	3.497%	5/10/2048		195,404
	COMM 2015-CR25 A3	Asset and other mortgage backed securities	3.505%	8/10/2048		121,671
	COMM 2015-CR26 A4	Asset and other mortgage backed securities	3.630%	10/10/2048		47,960
	COMM 2015-DC1 MTG TR	Asset and other mortgage backed securities	3.350%	2/10/2048		89,108
	CREDIT ACCEP AUTO LN TR 2020-2	Asset and other mortgage backed securities	VAR	7/16/2029		125,404
	CREDIT ACCEPTANCE AUTO LOAN TRUST	Asset and other mortgage backed securities	2.380%	11/15/2028		222,698

Schedule of Assets Held as of December 31, 2021
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 95-2043126
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	CREDIT ACCEPTANCE AUTO LOAN TRUST 2021-2	Asset and other mortgage backed securities	VAR	2/15/2030		357,847
	CSAIL 2018-CX11 COML MTG TR	Asset and other mortgage backed securities	4.033%	4/15/2051		49,505
	CSAIL 2019-C15 COML MTG TR	Asset and other mortgage backed securities	4.053%	3/15/2052		106,009
	CSMC 2020-NET	Asset and other mortgage backed securities	2.257%	8/15/2037		161,301
	CSMC TRUST 2017-CALI	Asset and other mortgage backed securities	3.431%	11/10/2032		329,993
	DBWF 2018-GLKS MORTGAGE TRUST 1ML+	Asset and other mortgage backed securities	VAR	12/19/2030		274,336
	EXTENDED STAY AMER TR 2021-ESH A 1ML+108	Asset and other mortgage backed securities	VAR	7/15/2038		149,420
	FLAGSTAR MORTGAGE TRUST 2019-1 1ML	Asset and other mortgage backed securities	VAR	10/25/2049		51,257
	FNMA GTD MTG PASS THRU CTF VAR 12/27/2022	Asset and other mortgage backed securities	VAR	12/27/2022		2,641
	FRESB 2019-SB60 MTG TR A10H 1ML+	Asset and other mortgage backed securities	VAR	1/25/2039		85,044
	GCAT 2021-NQM7 TR	Asset and other mortgage backed securities	1.888%	8/25/2066		130,029
	GOODLEAP SUSTAINABLE HOME SOLUTION TRUST	Asset and other mortgage backed securities	VAR	10/20/2048		45,866
	GOODLEAP SUSTAINABLE HOME SOLUTIONS TRUST	Asset and other mortgage backed securities	VAR	7/20/2048		83,345
	GSMS 2014-GC18 A4	Asset and other mortgage backed securities	4.074%	1/10/2047		115,509
	JP MORGAN CHASE CMS TR 12-CIBX 1ML+	Asset and other mortgage backed securities	VAR	6/15/2045		82,425
	JP MORGAN MORTGAGE TRUST 2019-7	Asset and other mortgage backed securities	2.608%	2/25/2050		15,224
	JP MORGAN MORTGAGE TRUST 2019-INV2 1ML+90	Asset and other mortgage backed securities	VAR	2/25/2050		45,101
	JP MORGAN MORTGAGE TRUST 2019-INV3 1ML+10	Asset and other mortgage backed securities	VAR	5/25/2050		40,473
	JP MORGAN MORTGAGE TRUST 2019-LTV3	Asset and other mortgage backed securities	2.728%	3/25/2050		24,438

Schedule of Assets Held as of December 31, 2021
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 95-2043126
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	JP MORGAN MORTGAGE TRUST 2020-8 A11	Asset and other mortgage backed securities	VAR	3/25/2051		80,516
	JP MORGAN MORTGAGE TRUST 2020-LTV1	Asset and other mortgage backed securities	2.658%	6/25/2050		16,052
	JPMCC 2019 MFP 1ML+116	Asset and other mortgage backed securities	VAR	7/15/2036		119,347
	JPMCC 2021-MHC A 1ML+	Asset and other mortgage backed securities	VAR	4/15/2038		37,724
	LENDMARK FUNDING TRUST 21-1A A	Asset and other mortgage backed securities	1.900%	11/20/2031		98,931
	MARINER FINANCE ISSUANCE TRUST 2021-A	Asset and other mortgage backed securities	VAR	3/20/2036		98,317
	NAVIENT PRIVATE ED LN TR 2019-D 1ML+	Asset and other mortgage backed securities	VAR	12/15/2059		127,306
	NAVIENT PRIVATE ED LN TR 2020-I 1ML+100	Asset and other mortgage backed securities	VAR	4/15/2069		209,135
	NAVIENT PRIVATE ED REFI LN TR 2018-CA A2	Asset and other mortgage backed securities	VAR	6/16/2042		113,109
	NAVIENT PRIVATE ED REFI LN TR 2019-C A2 3	Asset and other mortgage backed securities	VAR	2/15/2068		63,058
	NAVIENT PRIVATE EDUCATION REFI LOAN TRUST	Asset and other mortgage backed securities	VAR	5/15/2069		62,358
	NAVIENT STUDENT LOAN TRUST	Asset and other mortgage backed securities	1.690%	5/15/2069		200,993
	NAVIENT STUDENT LOAN TRUST 1ML+0	Asset and other mortgage backed securities	VAR	4/15/2060		183,142
	NAVIENT STUDENT LOAN TRUST 2021-GA A	Asset and other mortgage backed securities	1.580%	4/15/2070		179,362
	NELNET STUDENT LN TR 2021-A	Asset and other mortgage backed securities	1.360%	4/20/2062		238,431
	NELNET STUDENT LN TR 2021-C 1ML+74	Asset and other mortgage backed securities	VAR	4/20/2062		170,661
	NSLT 2021-BA AFL 1ML+78	Asset and other mortgage backed securities	VAR	4/20/2062		241,783
	PFS FINANCING CORP 21- A A	Asset and other mortgage backed securities	0.710%	4/15/2026		98,591
	PRKCM 2021-AFC2 TRUST	Asset and other mortgage backed securities	VAR	11/25/2056		159,780

Schedule of Assets Held as of December 31, 2021
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 95-2043126
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	REGIONAL MANAGEMENT ISSUANCE TRUST 2021-2	Asset and other mortgage backed securities	VAR	8/15/2033		181,211
	SFAVE COML MTG SECS TR 15-5AVE VAR	Asset and other mortgage backed securities	VAR	1/5/2043		211,289
	SMB 2017-A A2B 1ML+90	Asset and other mortgage backed securities	VAR	9/15/2034		149,195
	SMB PRIVATE ED LN TR 2018-A 1ML+	Asset and other mortgage backed securities	VAR	2/15/2036		139,303
	SMB PRIVATE ED LN TR 2021-A 1ML+73	Asset and other mortgage backed securities	VAR	1/15/2053		269,875
	SMB PRIVATE ED LN TR A2B 2017-B 1ML+75 10	Asset and other mortgage backed securities	VAR	10/15/2035		51,799
	SOFI PROFESSIONAL LOAN PROGRAM 2016-D LLC	Asset and other mortgage backed securities	VAR	4/25/2033		22,508
	SOFI PROFESSIONAL LOAN PROGRAM 2018-A LLC	Asset and other mortgage backed securities	VAR	2/25/2042		43,794
	SOFI PROFESSIONAL LOAN PROGRAM 2018-B TRU	Asset and other mortgage backed securities	VAR	8/25/2047		119,660
	SOFI PROFESSIONAL LOAN PROGRAM 2019-B LLC	Asset and other mortgage backed securities	VAR	8/17/2048		61,704
	SOFI PROFESSIONAL LOAN PROGRAM 2020-C TRU	Asset and other mortgage backed securities	VAR	2/15/2046		63,867
	WELLS FARGO COML MTG TR 2018-C46 A4	Asset and other mortgage backed securities	VAR	8/15/2051		67,172
	WELLS FARGO COMMERCIAL MORTGAGE TRUST 201	Asset and other mortgage backed securities	VAR	6/15/2036		108,374
	WFRBS 2014-C22 A5	Asset and other mortgage backed securities	3.752%	9/15/2057		131,364
					Total Asset and other Mortgage Backed Securities	9,919,512

	AID	Non U.S. Government	5.500%	9/18/2033		152,033
	CHILE GOVERNMENT	Non U.S. Government	2.550%	1/27/2032		69,641

Schedule of Assets Held as of December 31, 2021
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 95-2043126
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	CHILE GOVERNMENT INTERNATIONAL BOND	Non U.S. Government	3.240%	2/6/2028		47,314
	CHILE REP	Non U.S. Government	2.450%	1/31/2031		64,585
	CHILE REPUBLIC OF	Non U.S. Government	2.550%	7/27/2033		194,500
	COLOMBIA GLB	Non U.S. Government	8.125%	5/21/2024		277,202
	COLOMBIA REPUBLIC OF	Non U.S. Government	3.250%	4/22/2032		58,500
	COLOMBIA REPUBLIC OF	Non U.S. Government	3.875%	4/25/2027		60,443
	COLOMBIA REPUBLIC OF	Non U.S. Government	3.000%	1/30/2030		68,475
	GOVERNMENT NAT MTG AS REMIC PT 1ML	Non U.S. Government	VAR	11/20/2045		18,346
	INDONESIA REPUBLIC OF	Non U.S. Government	2.150%	7/28/2031		69,475
	INDONESIA REPUBLIC OF	Non U.S. Government	2.850%	2/14/2030		124,898
	INDONESIA REPUBLIC OF	Non U.S. Government	4.100%	4/24/2028		44,608
	PANAMA REPUBLIC O	Non U.S. Government	3.160%	1/23/2030		93,251
	PANAMA REPUBLIC OF	Non U.S. Government	4.500%	4/1/2056		104,726
	PERU GOVT	Non U.S. Government	5.625%	11/18/2050		70,228
	PERU REPUBLIC OF	Non U.S. Government	2.783%	1/23/2031		74,475
	PERU REPUBLIC OF	Non U.S. Government	3.000%	1/15/2034		59,700
	PHILIPPINES GOVT	Non U.S. Government	1.950%	1/6/2032		108,075
	PHILIPPINES GOVT	Non U.S. Government	3.000%	2/1/2028		214,306
	URUGUAY REPUBLICA ORIENTAL DL	Non U.S. Government	4.375%	1/23/2031		138,135

Schedule of Assets Held as of December 31, 2021
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 95-2043126
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	URUGUAY REPUBLICA ORIENTAL DL	Non U.S. Government	4.375%	10/27/2027		151,183
					Total Non-U.S. Government Funds	2,264,099

	AMAZON.COM INC	Common Stock				2,474,080
	DISNEY (WALT) CO	Common Stock				3,481,617
	DOORDASH INC	Common Stock				3,279,523
	DUFRY GROUP	Common Stock				3,257,024
	FARFETCH LTD CL A	Common Stock				3,486,816
	FIVE BELOW INC	Common Stock				3,103,764
	FIVE9 INC	Common Stock				3,194,750
	KEURIG DR PEPPER INC	Common Stock				3,663,847
	LIBERTY FORMULA ONE-C	Common Stock				3,448,224
	MARRIOTT VACATIONS WORLD	Common Stock				3,606,709
	NEXI SPA	Common Stock				3,380,190
	Q2 HOLDINGS INC	Common Stock				3,157,263
	SBA COMMUNICATIONS CORP	Common Stock				3,295,777
	SKECHERS USA INC CL A	Common Stock				3,905,175
	SMARTSHEET INC	Common Stock				3,205,656
	SMARTSHEET INC	Common Stock				3,205,656

Schedule of Assets Held as of December 31, 2021
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 95-2043126
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	SPOTIFY TECHNOLOGY SA	Common Stock				4,273,856
	T-MOBILE US INC	Common Stock				4,188,270
	UBER TECHNOLOGIES INC	Common Stock				3,097,747
	VARONIS SYSTEMS INC	Common Stock				2,684,412
	ZENDESK INC	Common Stock				3,241,020
					Total Common Stock	67,425,720

	KAZAKHSTAN	U.S. Treasuries	1.875%	10/14/2044		85,792
	UNITED STATES TREASURY BOND	U.S. Treasuries	1.125%	8/15/2040		1,314,053
	UNITED STATES TREASURY BOND	U.S. Treasuries	1.375%	8/15/2050		442,368
	UNITED STATES TREASURY BOND	U.S. Treasuries	1.375%	11/15/2040		533,127
	UNITED STATES TREASURY BOND	U.S. Treasuries	1.625%	11/15/2050		768,636
	UNITED STATES TREASURY BOND	U.S. Treasuries	1.750%	8/15/2041		218,145
	UNITED STATES TREASURY BOND	U.S. Treasuries	1.875%	2/15/2041		232,604
	UNITED STATES TREASURY BOND	U.S. Treasuries	1.875%	2/15/2051		5,936
	UNITED STATES TREASURY BOND	U.S. Treasuries	1.875%	11/15/2051		102,179
	UNITED STATES TREASURY BOND	U.S. Treasuries	2.250%	8/15/2049		107,027
	UNITED STATES TREASURY BOND	U.S. Treasuries	2.375%	5/15/2051		293,805
	UNITED STATES TREASURY BOND	U.S. Treasuries	2.750%	11/15/2047		488,972

Schedule of Assets Held as of December 31, 2021
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 95-2043126
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	UNITED STATES TREASURY BOND	U.S. Treasuries	2.875%	5/15/2049		204,784
	UNITED STATES TREASURY BOND	U.S. Treasuries	2.875%	8/15/2045		105,669
	UNITED STATES TREASURY BOND	U.S. Treasuries	2.875%	11/15/2046		502,679
	UNITED STATES TREASURY BOND	U.S. Treasuries	2.000%	2/15/2050		264,093
	UNITED STATES TREASURY BOND	U.S. Treasuries	2.000%	8/15/2051		143,732
	UNITED STATES TREASURY BOND	U.S. Treasuries	2.000%	11/15/2041		854,638
	UNITED STATES TREASURY BOND	U.S. Treasuries	3.125%	5/15/2048		199,962
	UNITED STATES TREASURY BOND	U.S. Treasuries	3.125%	8/15/2044		522,165
	UNITED STATES TREASURY BOND	U.S. Treasuries	3.375%	11/15/2048		235,512
	UNITED STATES TREASURY BOND	U.S. Treasuries	3.625%	2/15/2044		527,054
	UNITED STATES TREASURY BOND	U.S. Treasuries	3.000%	2/15/2047		620,810
	UNITED STATES TREASURY BOND	U.S. Treasuries	3.000%	2/15/2048		524,835
	UNITED STATES TREASURY BOND	U.S. Treasuries	3.000%	2/15/2049		344,247
	UNITED STATES TREASURY BOND	U.S. Treasuries	3.000%	8/15/2048		379,326
	UNITED STATES TREASURY BOND	U.S. Treasuries	3.000%	11/15/2045		6,007
	UST NOTES	U.S. Treasuries	0.125%	12/15/2023		444,832
	UST NOTES	U.S. Treasuries	0.250%	3/15/2024		1,390,182
	UST NOTES	U.S. Treasuries	0.250%	6/15/2024		1,473,969
	UST NOTES	U.S. Treasuries	0.250%	6/30/2025		723,785

Schedule of Assets Held as of December 31, 2021
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 95-2043126
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value			(d) Cost **	(e) Current Value
	UST NOTES	U.S. Treasuries	0.250%	10/31/2025		76,355
	UST NOTES	U.S. Treasuries	0.250%	11/15/2023		719024
	UST NOTES	U.S. Treasuries	0.375%	4/15/2024		945,413
	UST NOTES	U.S. Treasuries	0.375%	9/15/2024		1,858,345
	UST NOTES	U.S. Treasuries	0.375%	10/31/2023		1,530,916
	UST NOTES	U.S. Treasuries	0.625%	7/31/2026		29,172
	UST NOTES	U.S. Treasuries	0.750%	8/31/2026		2,664,007
	UST NOTES	U.S. Treasuries	0.750%	11/15/2024		805,444
	UST NOTES	U.S. Treasuries	0.750%	12/31/2023		1,700,332
	UST NOTES	U.S. Treasuries	0.875%	6/30/2026		201,749
	UST NOTES	U.S. Treasuries	1.250%	11/30/2026		1,029,356
	UST NOTES	U.S. Treasuries	1.375%	10/31/2028		219,106
	UST NOTES	U.S. Treasuries	1.375%	11/15/2031		207,342
	UST NOTES	U.S. Treasuries	1.375%	12/31/2028		935,741
	UST NOTES	U.S. Treasuries	1.500%	11/30/2028		1,000,895
	USTB	U.S. Treasuries	3.125%	11/15/2041		2,163,023
	USTB	U.S. Treasuries	3.000%	11/15/2044		155,025
					Total U.S. Treasuries	30,302,170

Schedule of Assets Held as of December 31, 2021
DXC Technology Matched Asset Plan 001
Form 5500, Schedule H, Line 4i
EIN 95-2043126
DXC Technology Company

(a)	(b) Identity of issue, borrower, lessor or similar party	(c) Description of investment including maturity date, rate of interest, collateral, par or maturity value	(d) Cost **	(e) Current Value
	SELF DIRECTED ACCOUNT VALUE	OTHER		67,624,182

	Assets (Held at End of Year)			$2,923,098,079
	* Represents Party in Interest
	**Cost information is not required for participant-directed investments and therefore is not included.

Exhibit Index

Exhibit Number	Description of Exhibit
23.1	Consent of Deloitte & Touche LLP.

E-1

Signatures

Pursuant to the requirements of the Securities Act of 1934, the DXC Technology Company Employee Benefits Fiduciary Committee has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

DXC Technology Matched Asset Plan

Dated: June 17, 2022	By:	/s/ Ceyhun Cetin
	Name:	Ceyhun Cetin
	Title:	Vice President and Treasurer
Chairman, DXC Technology Company Employee Benefits Fiduciary Committee

S 1